Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

National Holdings Corporation

at

$3.25 Per Share, Net in Cash

by

FBIO Acquisition, Inc.,

a wholly-owned subsidiary of

Fortress Biotech, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, SEPTEMBER 9, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE OFFERORS.

Fortress Biotech, Inc., a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), are offering to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2016, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Acquisition Sub and the Company, pursuant to which, as of the consummation of the Offer and the purchase of the Shares validly tendered and not withdrawn in the Offer, one of the following will occur: (i) if Parent and its controlled affiliates own less than 80% of the then-outstanding Shares, then the Company will remain a publicly-traded company or (ii) if Parent and its controlled affiliates own 80% or greater of the then-outstanding Shares (the “Merger Condition”) and upon satisfaction or waiver of certain other conditions, Acquisition Sub will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon. The Merger Agreement also provides that upon consummation of the Offer, regardless of the number of Shares purchased by Parent in the Offer, Parent will have the right to designate a majority of the members of the board of directors of the Company.

After careful consideration, the Company’s board of directors (the “Company Board”), based upon the unanimous recommendation of independent review committees of the Company Board, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and, if applicable, the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) resolved to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer; (d) elected that the Merger contemplated by the Merger Agreement, if any, be expressly governed by Section 251(h) of the DGCL; (e) approved the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement (as defined below), the Support Agreement (as defined below), the Voting Agreement (as defined below) and the transactions contemplated thereby for purposes of and in accordance with Section 203 of the DGCL; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

There is no financing condition to the Offer or any condition regarding any minimum number of Shares being validly tendered in the Offer. The Offer is, however, subject to the satisfaction of other conditions described in Section 13—“Conditions to the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, if the Merger Condition is satisfied, Parent, Acquisition Sub and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

August 12, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) if you are a stockholder of record, complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration time of the Offer, or (b) if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to Okapi Partners LLC (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “Commission”) or any state securities commission nor has the Commission or any state securities commission passed on the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

The Offerors are making an offer to purchase all outstanding Shares at a price of $3.25 per Share net to the seller in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of the Company, may have, and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase. It may not contain all of the information that is important to you, and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to the Offerors, Acquisition Sub or Parent, as the context requires.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.02 per share, of the Company (the “Shares”)

Price Offered Per Share	$3.25, in cash (less any applicable withholding taxes and without interest)

Scheduled Expiration of Offer	12:00 Midnight, New York City time, at the end of Friday, September 9, 2016, unless the Offer is otherwise extended

Purchaser	FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Fortress Biotech, Inc.

WHO IS OFFERING TO BUY MY SHARES OF THE COMPANY?

•	The Offerors are Parent and Acquisition Sub. See Section 9.

•	Parent is a Delaware corporation. Its principal office is located at 2 Gansevoort Street, 9th Floor, New York, New York 10014. Parent is a biopharmaceutical company dedicated to acquiring, developing and commercializing novel pharmaceutical and biotechnology products.

•	Acquisition Sub is a recently formed Delaware corporation and a wholly-owned subsidiary of Parent. Acquisition Sub was organized in connection with the Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. See the Introduction and Sections 9 and 11.

•	Parent has agreed pursuant to the Merger Agreement to cause Acquisition Sub to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer. See Section 1.

HOW MANY SHARES OF THE COMPANY COMMON STOCK ARE YOU OFFERING TO PURCHASE?

•	We are making an offer to purchase all of the issued and outstanding Shares. Holders of Shares that have not been adjusted to reflect the Company’s 1-for-10 reverse stock split, which occurred on February 17, 2015, may tender such Shares to the Depositary, who will first adjust such tendered Shares to reflect the reverse stock split and then process the tender of the resulting number of Shares. See the Introduction and Section 1.

WHO CAN PARTICIPATE IN THE OFFER?

•	The Offer is open to all holders and beneficial owners of Shares. See the Introduction and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SHARES OF COMMON STOCK OF THE COMPANY AND WHAT IS THE FORM OF PAYMENT?

•	We are offering to pay $3.25 per Share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal. See Section 1.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES IN THE OFFER?

•	If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the Introduction and Section 1.

WHY ARE THE OFFERORS MAKING THE OFFER?

•	We are making the Offer because we want to acquire an investment in the Company, or acquire the entire equity interest in the Company, depending on how many Shares are tendered. Upon consummation of the Offer, Parent will have the right to designate at least a majority of the members of the Company Board, and if the Merger Condition is not satisfied, Acquisition Sub will obtain the right to designate for nomination by the Company Board or its committees all directors to be elected at any annual or special meeting of the stockholders of the Company for a period of three years. See Section 11. Following consummation of the Offer, if and only if the Merger Condition is satisfied, we intend to complete the Merger as promptly as practicable. Upon completion of the Merger, the Company will become a direct wholly-owned subsidiary of Parent. In addition, if the Merger Condition is satisfied, we intend to cause the Company to be delisted from The NASDAQ Stock Market LLC (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger. See Section 7 and Section 11.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. Parent, Acquisition Sub and the Company have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, if and only if the Merger Condition is satisfied, the Merger. See Section 11.

HAS THE COMPANY BOARD APPROVED THE OFFER?

•

Yes. After careful consideration, the Company Board, based upon the unanimous recommendation of independent review committees of the Company Board, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and, if applicable, the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) resolved to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer; (d) elected that the Merger contemplated by the Merger Agreement, if any, be expressly governed by Section 251(h) of the DGCL; (e) approved the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement and the transactions contemplated thereby for purposes of and in accordance with Section 203 of the DGCL; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

•	The Company’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with Commission on the date hereof in connection with the Offer and will be mailed to the Company stockholders with this Offer to Purchase and the Letter of Transmittal.

See also the Introduction.

HAVE ANY STOCKHOLDERS OF THE COMPANY AGREED TO TENDER THEIR SHARES IN THE OFFER?

•	No. No stockholders of the Company have agreed to tender their Shares in the Offer. To Parent’s knowledge, certain of the officers and directors of the Company currently intend to tender a portion of their Shares in the Offer. In connection with the execution of the Merger Agreement, Acquisition Sub and Parent entered into a support agreement with certain stockholders of the Company (collectively, the “Supporting Stockholders”), who together hold approximately 18.3% of the outstanding Shares (collectively, the “Support Agreement”). The Support Agreement provides that the Supporting Stockholders agreed to certain actions in support of the transactions contemplated by the Merger Agreement. See Section 11.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

The Offer is conditioned upon, among others, the following conditions:

•	the Financial Industry Regulatory Authority (“FINRA”) not denying the application under NASD Rule 1017 with respect to the Offer and the Merger (the “Rule 1017 Application”) or imposing any material restrictions or limitations on the Company’s broker-dealer subsidiaries as a result of the transactions contemplated by the Merger Agreement; provided, however, such condition shall no longer be a condition to the Offer if, upon consummation of the Offer, Acquisition Sub (together with Shares owned by Opus Point Partners LLC and its affiliates) would own less than 25% of all the then outstanding Shares and results in the withdrawal by the Company of the Rule 1017 Application as directed by FINRA (the “FINRA Condition”);

•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, to specified standards of materiality; and

•	other customary conditions.

We may waive any condition, in whole or in part, prior to the expiration of the Offer; provided however we may not waive the FINRA Condition without the prior written consent of the Company, subject to the terms of the Merger Agreement, the Exchange Act, including Rule 14(e), and any other applicable laws.

A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 and Section 13.

IS THE OFFER SUBJECT TO ANY FINANCING CONDITION?

•	No. There is no financing condition to the Offer.

IS THERE A MINIMUM NUMBER OF SHARES THAT MUST BE TENDERED IN THE OFFER IN ORDER FOR YOU TO PURCHASE ANY SECURITIES?

•	No. There is no condition regarding any minimum number of Shares being validly tendered in the Offer.

IF YOU SUCCESSFULLY COMPLETE THE OFFER, WHAT WILL HAPPEN TO THE COMPANY BOARD?

•	If we accept any Shares for payment pursuant to the Offer, we will have the ability to designate at least a majority of the Company Board.

•	If we accept any Shares for payment pursuant to the Offer and the Merger Condition is not satisfied, then upon consummation of the Offer, the size of the Company Board will be reduced from eleven directors to seven directors, and Parent will be entitled to appoint five members to the Company Board.

•	If we accept Shares for payment pursuant to the Offer and the Merger Condition is satisfied, then upon consummation of the Offer, the size of the Company Board will be reduced from eleven directors to five directors, and Parent will be entitled to appoint three members to the Company Board, and, upon closing of the Merger, Parent will be entitled to appoint all five members to the Company Board.

•	In connection with the execution and delivery of the Merger Agreement, the Company provided Parent signed, irrevocable letters of resignation from all current members of the Company Board that will become effective based on the circumstances set forth above. Additionally, the Company provided Parent resolutions of the Company Board appointing the individuals designated by Parent into the vacancies created on the Company Board as a result of the resignations described above.

•	The names and other information regarding the individuals who have been designated by us to serve on the Company Board are set forth in the Information Statement filed pursuant to Section 14(F) of the Exchange Act and Rule 14f-1 thereunder, which document is included as Annex I to the Schedule 14D-9 filed by the Company on the date hereof.

See also Section 11.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT AND IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

Yes. We will have sufficient resources available to us to make payment. We estimate that we will need approximately $40.5 million to complete the Offer and, if the conditions to the Merger, including the Merger Condition, are satisfied, the Merger. Parent will use cash on hand to purchase Shares in the Offer.

No. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer; and

•	if the Offer is consummated and the Merger Condition is satisfied, Acquisition Sub will acquire all remaining Shares for the same cash price in the Merger.

See Section 10, Section 11, Section 12 and Section 13.

HOW LONG DO I HAVE TO TENDER MY SHARES?

•	Unless the Offer is earlier terminated, you will have until 12:00 midnight, New York City time, at the end of Friday, September 9, 2016 to tender your Shares in the Offer, unless Acquisition Sub extends the Offer, in which event you will have until the expiration time of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase. See also Section 1.

•	In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, the Offerors have agreed to promptly irrevocably and unconditionally terminate the Offer. See Section 1.

UNDER WHAT CIRCUMSTANCES CAN OR MUST YOU EXTEND THE OFFER?

•	We will extend the period of time during which the Offer remains open for any period required by the Commission or the staff thereof. See Section 1.

•	If at any then-scheduled expiration time of the Offer any condition to the Offer has not been satisfied or waived, subject to the terms and conditions of the Merger Agreement, we must extend the period of time during which the Offer remains open at the request of the Company for one or more consecutive periods of not more than twenty business days, until the earlier of the termination of the Merger Agreement and September 30, 2016 (or, in the case of certain permitted extensions, October 28, 2016). See Section 1.

•	If at any then-scheduled expiration time of the Offer, any condition to the Offer has not been satisfied or waived, we may, in our sole discretion, extend the period of time during which the Offer remains open on one or more occasions in increments of no more than twenty business days until the termination of the Merger Agreement. See Section 1.

•	We may provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period, if we include one, will be an additional period after we have accepted for payment and made payment for Shares in the Offer. See Section 1 and Section 2.

•	Pursuant to Section 251(h) of the DGCL and due to the obligation of Parent, Acquisition Sub and the Company to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer and the satisfaction of the Merger Condition, we expect the Merger to occur promptly after the consummation of the Offer without a subsequent offering period. See Section 1.

WHAT IS THE DIFFERENCE BETWEEN A SUBSEQUENT OFFERING PERIOD AND AN EXTENSION OF THE OFFER?

•	A subsequent offering period is not an extension of the Offer. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. During a subsequent offering period, withdrawal rights are not available. If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer. See Section 1 and Section 4.

HOW WILL I BE NOTIFIED IF YOU EXTEND THE OFFER?

•	If the Offerors extend the Offer, we will inform the Depositary of that fact and we will issue a press release giving the new expiration time of the Offer no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

HOW DO I TENDER MY SHARES IN THE OFFER?

•

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary prior to the expiration time of the Offer. The Letter of Transmittal is enclosed with this Offer to

Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company (“DTC”). If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3.

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See also Section 2.

CAN I WITHDRAW SHARES I PREVIOUSLY TENDERED IN THE OFFER? UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Further, if we have not accepted your Shares for payment by October 11, 2016, you may withdraw them at any time prior to our acceptance for payment after that date. Once we accept your Shares for payment upon the expiration of the Offer, you will no longer be able to withdraw them. Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 4.

WILL THE OFFER BE FOLLOWED BY A MERGER?

•	Only if the Merger Condition is satisfied will the Merger occur. As of August 8, 2016, 12,432,575 Shares were outstanding. In order to satisfy the Merger Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 9,946,060 Shares, which is the minimum number of Shares equivalent to at least 80% of the Shares, assuming no change in the Shares outstanding since August 8, 2016. The minimum number of Shares necessary to satisfy the Merger Condition may change as a result of the exercise of any Company Options or Warrants prior to the closing of the Offer; however, we do not believe such changes will be material to the likelihood of satisfaction of such conditions. See Section 13.

•	If the Merger Condition and the other conditions to the Merger are satisfied or waived, we intend to effect the Merger of Acquisition Sub with and into the Company as promptly as practicable in accordance with Section 251(h) of the DGCL and the terms of the Merger Agreement and without a vote by the stockholders of the Company to adopt the Merger Agreement pursuant to Delaware law or any other action by the stockholders of the Company pursuant to Delaware law. See the Introduction and Section 11.

•	If the Merger occurs, the Company will continue as the surviving corporation and become a wholly-owned subsidiary of Parent, and each issued and then outstanding Share (other than any (i) Shares owned by Parent, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be canceled and converted automatically into the right to receive $3.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. See the Introduction and Section 11.

IF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•	If the Offer is consummated and the Merger Condition is not satisfied, the Company is expected to continue as a public company. Even if the Merger does not occur, if Acquisition Sub purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded on NASDAQ or any other securities market, there may not be a public trading market for the Shares, and the Company may cease to make filings with the Commission or otherwise cease to be required to comply with the Commission’s rules relating to publicly held companies. The eligibility to be traded on NASDAQ will depend on how many Shares are tendered and how many stockholders there are following the consummation of the Offer. See Section 7.

•	If the Offer is consummated and the Merger Condition is satisfied, we expect to complete the Merger as promptly as practicable following the consummation of the Offer and the Company will no longer be publicly owned. Once the Merger takes place, the Company will be a wholly-owned subsidiary of Parent. Following the Merger, we intend to cause the Company to be delisted from NASDAQ and deregistered under the Exchange Act. See the Introduction and Section 11.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If the Offer is consummated and the Merger Condition is not satisfied, you will own the same number of Shares as prior to the Offer, and the Company is expected to remain a public company listed on NASDAQ. As a result, you will continue to participate in the future performance of the Company. Stockholders that do not tender their Shares pursuant to the Offer may be able to sell their Shares in the future on NASDAQ, or otherwise, at a net price higher or lower than the Offer Price. However, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on NASDAQ or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. In addition, we can give no assurance as to the price at which a Company stockholder may be able to sell his, her or its Shares in the future.

•	If the Offer is consummated and the Merger Condition and the other conditions to the Merger are satisfied or waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL, and you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•	If the Offer is consummated and the Merger is completed or if the Shares no longer meet the requirements for listing on NASDAQ, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

See Section 7.

IF THE MERGER CONDITION IS SATISFIED, WILL A MEETING OF THE COMPANY’S STOCKHOLDERS BE REQUIRED TO APPROVE THE MERGER?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger provides that the merger shall be governed by Section 251(h) of the DGCL;

•	the agreement of merger provides that the merger will be effected as soon as practicable following the consummation of the tender offer as described below;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation;

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer.

If the Offer is consummated and the Merger Condition and the other conditions to the Merger are satisfied or waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders. If we are prohibited from effecting the Merger pursuant to Section 251(h) of the DGCL, we reserve the right to effect the Merger in any other manner that complies with the DGCL. See Section 15.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On April 27, 2016, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $1.95 per Share. Therefore, the Offer Price of $3.25 per share represents a premium of approximately 44% over the closing price of the Shares on the last full trading day before announcement of the Merger Agreement.

•	On August 11, 2016, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $3.04 per Share. See Section 6.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If the conditions to the Offer as set forth in Section 13 are satisfied or waived and Acquisition Sub consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $3.25 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Sections 1 and 2.

HOW WILL MY OUTSTANDING COMPANY OPTIONS AND OTHER AWARDS UNDER COMPANY STOCK PLANS BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares, and not for options to purchase Shares (each, a “Company Option”) issued under the Company’s stock plans.

•	Company Options may not be tendered into the Offer. If you wish to tender Shares underlying Company Options, you must first exercise your Company Option (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•	If the Offer is consummated and the Merger Condition is not satisfied, or if the Merger is otherwise not completed, the Offer will have no effect on the outstanding Company Options.

•	If the Offer is consummated and the Merger Condition has been satisfied, after the Acceptance Time but prior to, and effective as of, the effective time of the Merger, the Company will take all necessary action to accelerate the vesting of each Company Option other than any Assumed Options (defined below). Effective as of the effective time of the Merger, all outstanding Company Options other than any Assumed Options, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, an amount in cash equal to the product of (x) the total number of Shares subject to the Company Options times (y) the excess, if any, of the Offer Price over the exercise price per Share under such Company Option, less applicable taxes required to be withheld. In the event that the exercise price per Share under any Company Option, as adjusted, is equal to or greater than the Offer Price, such Company Option will be cancelled as of the effective time of the Merger without payment therefor and shall have no further force or effect.

•	Under certain terms set forth in the Company’s stock plans or in the individual award agreements, certain of the Company Options require the consent of the holders thereof in order to be cancelled and converted as described above. To the extent that a holder of such Company Options does not consent to the cancellation and conversion as described above, such holder’s non-consented Company Options are referred to herein as “Assumed Options.” If the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, effective as of the effective time of the Merger, all outstanding Assumed Options, vested or unvested, will be converted into and become options to purchase shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”), and Parent shall assume each Assumed Option, in accordance with the terms of the stock plan and award agreement by which it is evidenced, except that (i) each Assumed Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to such Assumed Option will be equal to the number of Shares subject to such Assumed Option immediately prior to the effective time of the Merger multiplied by an exchange ratio (as defined below) and rounding down to the nearest share, and (iii) the per share exercise price of such Assumed Option will be adjusted by dividing the per share exercise price of such Assumed Option by the exchange ratio and rounding up to the nearest cent. The term “exchange ratio” means the quotient obtained by dividing the per-Share Merger consideration by the fair market value per share of Parent Common Stock immediately prior to the effective time of the Merger, as determined by the board of directors of Parent in its sole discretion.

See Section 11.

HOW WILL WARRANTS BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares, and not for outstanding warrants to purchase Shares (the “Warrants”).

•	Warrants may not be tendered into the Offer. If you wish to tender Shares underlying Warrants, you must first exercise your Warrants (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•	If the Offer is consummated and the Merger Condition is not satisfied, or if the Merger is otherwise not completed, the Offer will have no effect on the outstanding Warrants. If the Merger is completed and there are Warrants outstanding at such time, upon the exercise of your Warrants following the Merger, you will not be entitled to receive any Shares and will only be entitled to receive the per-Share merger consideration of $3.25 per Share in cash.

See Section 11.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•	The receipt of cash for Shares pursuant to the Offer, (or, assuming you do not tender your Shares pursuant to the Offer, if the Offer is consummated and the Merger Condition is satisfied, the receipt of cash in exchange for your Shares in the Merger), will be a taxable “sale or exchange” of Shares for United States federal income tax purposes. In general, a stockholder will recognize gain or loss on such sale or exchange equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold or exchanged. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and, if the Merger Condition is satisfied, the Merger. See Section 5.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	You will not have appraisal rights in connection with the Offer. However, if the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, if any, and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the Offer Price that we are offering to pay the stockholders in the Offer and the Merger. See Section 15.

•	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation the DGCL.

WHO CAN I CALL IF I HAVE QUESTIONS?

•	You can call Okapi Partners LLC, the Information Agent, toll-free at (877) 629-6355. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

National Holdings Corporation

INTRODUCTION

Fortress Biotech, Inc., a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), are offering to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2016, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Acquisition Sub and the Company, pursuant to which, as of the consummation of the Offer and the purchase of the Shares validly tendered and not withdrawn in the Offer, one of the following will occur: (i) if Parent and its controlled affiliates own less than 80% of the then-outstanding Shares, then the Company will remain a publicly-traded company or (ii) if Parent and its controlled affiliates own 80% or greater of the then-outstanding Shares (the “Merger Condition”) and upon satisfaction or waiver of certain other conditions, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the corporation, the “Surviving Corporation” and such merger, the “Merger”) and a wholly-owned subsidiary of Parent. The Merger Agreement also provides that upon consummation of the Offer, regardless of the number of Shares purchased by Parent in the Offer, Parent will have the right to designate a majority of the members of the board of directors of the Company. Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement. Parent has agreed pursuant to the Merger Agreement to cause Acquisition Sub to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker or bank as to whether they charge any service fees. We will pay all charges and expenses of Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and Okapi Partners LLC, the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the satisfaction the conditions described in Section 13—“Conditions to the Offer.”

The Offer will expire at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, unless the Offer is extended or earlier terminated. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters,” respectively.

After careful consideration, the Company’s board of directors (the “Company Board”), based upon the unanimous recommendation of independent review committees of the Company Board, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and, if applicable, the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) resolved to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer; (d) elected that the Merger contemplated by the Merger Agreement, if any, be expressly governed by Section 251(h) of the DGCL; (e) approved the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement and the transactions contemplated thereby for purposes of and in accordance with Section 203 of the DGCL; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and resolving to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof in connection with the Offer and will be mailed to the Company stockholders with this Offer to Purchase and the Letter of Transmittal.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, including the Merger Condition, the Merger will be effected. At the effective time of the Merger, if any, each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be cancelled and will be converted automatically into the right to receive consideration equal to the Offer Price payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

If the Offer is consummated and the Merger Condition and the other conditions to the Merger are satisfied or waived, we intend to effect the Merger in accordance with Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for specified equity of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer and the Merger Condition and the other conditions to the Merger are satisfied or waived, we will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Stockholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. Holders of options or warrants to acquire Shares are not entitled to appraisal rights unless they convert or exercise such options or warrants and otherwise properly perfect their right to seek appraisal. See Section 15—“Certain Legal Matters.”

Certain material United States federal income tax consequences to U.S. Holders (as defined below) of the sale of the Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of a reclassification, stock split (including a reverse stock split), stock dividend, distribution or division, recapitalization, merger, issuer tender offer or issuer exchange offer or other similar transaction, the Offer Price will be appropriately adjusted.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration time of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the conditions described in Section 13—“Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

To the extent permitted by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rule 14(e), and other applicable laws, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of the Company:

(1)	reduce the number of Shares subject to the Offer,

(2)	reduce the Offer Price,

(3)	waive the condition that the Financial Industry Regulatory Authority (“FINRA”) has not denied the Rule 1017 Application or has imposed any material restrictions or limitations on the Company’s broker-dealer subsidiaries as a result of the transactions contemplated by the Merger Agreement; provided, however, such condition shall no longer be a condition to the Offer if, upon consummation of the Offer, Acquisition Sub (together with Shares owned by Opus Point Partners LLC and its affiliates) would own less than 25% of all the then outstanding Shares and results in the withdrawal by the Company of the Rule 1017 Application as directed by FINRA (the “FINRA Condition”),

(4)	add to the conditions set forth in Section 13—“Conditions to the Offer” or amend or modify any conditions in any manner adverse to the holders of Shares,

(5)	extend the expiration time of the Offer, except as provided in the Merger Agreement, or

(6)	change the form of the consideration payable in the Offer.

We may, in our sole discretion, provide additional cash consideration in addition to the Offer Price without the consent of the Company. If, on or before the expiration time of the Offer, we provide additional cash consideration in addition to the Offer Price being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

We will extend the Offer for any period required by the Commission or the staff thereof. If any condition to the Offer has not been satisfied or waived, subject to the terms and conditions of the Merger Agreement, we must extend the Offer at the request of the Company for one or more consecutive periods of not more than twenty business days, until the earlier of the termination of the Merger Agreement and September 30, 2016 (subject to extension under certain circumstances). If at any then-scheduled expiration time of the Offer any condition to the Offer has not been satisfied or waived (to the extent permitted under applicable laws), we may, without the consent of the Company, extend the period of time during which the Offer remains open on one or more occasions in increments of no more than twenty business days until the termination of the Merger Agreement. In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, the Offerors have agreed to promptly irrevocably and unconditionally terminate the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) after the date and time at which Shares are first accepted for payment in the Offer. A subsequent offering period, if we include one, will be an additional period after we have accepted for payment and made payment for Shares in the Offer.

If we provide a subsequent offering period, tendering stockholders will not have withdrawal rights. A subsequent offering period is not an extension of the Offer, which will already have been completed. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders. Notwithstanding the above, pursuant to the Merger Agreement, if Parent and the Company agree to waive the FINRA Condition, the Offer must remain open for at least five business days from the date such waiver has been made and the related restrictions or limitations imposed by FINRA with respect to the Rule 1017 Applications are disclosed by the parties, or such shorter time as the parties mutually agree, after consultation with their counsel.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration time of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions to the Offer” have not been satisfied. Under certain circumstances, Parent and Acquisition Sub may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any regulatory or governmental approvals specified in Section 15. See Sections 13 and 15—“Conditions to the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions to the Offer.” Our reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and making any appropriate filing with the Commission.

The Company has provided us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the expiration time of the Offer, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” these Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration time of the Offer. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Acquisition Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Reverse Stock Split. Holders of Shares that have not been adjusted to reflect the Company’s 1-for-10 reverse stock split, which occurred on February 17, 2015, may tender such Shares to the Depositary, which will first adjust such tendered Shares to reflect the reverse stock split and then process the tender of the resulting number of Shares in the Offer. All other provisions of this Offer to Purchase shall apply to the tender of such Shares.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the expiration time of the Offer, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the section entitled “Special Payment Instructions” or the section entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration time of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration time of the Offer, or who cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Acquisition Sub, is received by the Depositary (as provided below) prior to the expiration time of the Offer; and

•	the certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either a Letter of Transmittal or an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by a Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

A Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in the form of Notice of Guaranteed Delivery made available by Acquisition Sub.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF SHARES TENDERED BY BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the expiration time of the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders concerning any matter.

Determination of Validity. All questions as to validity, form and eligibility of the surrender of any Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by Acquisition Sub in its sole and absolute discretion (which may be delegated in whole or in part to the Depositary), which determination will be final and binding. Tendering stockholders have the right to challenge Acquisition Sub’s determination with respect to their Shares in a court of competent jurisdiction. Acquisition Sub reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Acquisition Sub also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or Share Certificate(s) whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived.

Backup Withholding. In order to avoid “backup withholding” at the applicable rate on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer (or Merger, if any) must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9 or W-8, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer (or Merger) may be subject to backup withholding at the applicable 28% rate. All stockholders surrendering Shares pursuant to the Offer should complete and sign the applicable IRS Form W-9 or W-8 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. The various IRS Forms W-9 and W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4.	Withdrawal Rights

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer as explained below. Further, if Acquisition Sub has not accepted Shares for payment by October 11, 2016, they may be withdrawn at any time prior to our acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Acquisition Sub or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration time of the Offer.

If we extend the Offer, delay our acceptance for payment of Shares, or are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the expiration time of the Offer or as otherwise required by Rule 14e-1(c) under the Exchange Act.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material United States federal income tax consequences of the Offer and the Merger to Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer (or whose Shares are converted into the right to receive cash in the Merger). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Federal Income Tax Regulations promulgated thereunder and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change or differing interpretations, potentially with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). In addition, this summary does not address tax considerations that may be applicable to a stockholder’s particular circumstances or to stockholders that may be subject to special tax rules, including financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations, persons that own or have owned more than five percent of any class of shares by vote or by value (whether actually or constructively), dissenting stockholders or U.S. Holders who acquired Shares in connection with stock options, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of restricted stock, holders of options to purchase the Company’s Shares or holders of restricted stock units. In addition, this summary does not address any United States federal estate or gift tax consequences, or any state, local or non-U.S. tax consequences, of the Offer and the Merger.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares in the Company that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares in the Company that is not a U.S. Holder.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

Effect of the Offer and the Merger to U.S. Holders

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable “sale or exchange” of such Shares for United States federal income tax purposes. In general, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on such sale or exchange equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Effect of the Offer and the Merger to Non-U.S. Holders

Withholding of U.S. federal income tax at a rate of 30% of the gross payments payable to a Non-U.S. Holder that is a beneficial owner of Shares will be required unless such Non-U.S. Holder timely delivers prior to any applicable payment a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) evidencing that such withholding is not required. Assuming the cash received for the Shares pursuant to the Offer or Merger is characterized as a “sale or exchange” of the Shares by the Non-U.S. Holder and is not characterized as a dividend or other withholdable payment, gain realized by a Non-U.S. Holder in connection with the Offer or Merger generally will not be subject to U.S. federal income tax, and the Non-U.S. Holder may be entitled to a refund of any tax withheld by an applicable withholding agent with respect to the Offer or Merger, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

•	the Non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition of the Shares and certain other conditions are met; or

•	with respect to a Non-U.S. Holder who owns, or who has owned during the relevant statutory period, more than 5% of the Shares, the Company is, or has been during the relevant statutory period, a U.S. real property holding corporation (“USRPHC”). The Company does not believe it currently is, or was during the relevant statutory period, a USRPHC.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments made to Holders who tender their Shares. Each Holder will be asked to provide such holder’s correct taxpayer identification number and certify that such holder is not subject to backup withholding by completing an IRS Form W-9 or W-8. Backup withholding at the applicable 28% rate will apply to payments made to a Holder if the Holder fails to timely provide its correct taxpayer identification number or certification of its exempt status on an IRS Form W-9 or W-8, as applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The preceding discussion is not intended to be construed as tax advice. You are urged to consult your own independent tax advisor to determine the particular tax consequences to you of the Offer and Merger, including the applicability and effect of federal, state, local, foreign and other tax laws.

6.	Price Range of Shares; Dividends

According to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, the Shares are traded on NASDAQ under the symbol “NHLD.” The following table sets forth, for the periods indicated, the high and low closing prices per Share on NASDAQ as reported in published financial sources and the Company’s prior filings with the Commission.

Fiscal Year Ended September 30, 2014:	High	Low
October 1, 2013 - December 31, 2013	$6.00	$3.40
January 1, 2014 - March 31, 2014	$5.80	$4.22
April 1, 2014 - June 30, 2014	$5.85	$3.20
July 1, 2014 - September 30, 2014	$6.00	$4.65

Fiscal Year Ended September 30, 2015	High	Low
October 1, 2014 - December 31, 2014	$5.45	$4.15
January 1, 2015 - March 31, 2015	$5.20	$3.80
April 1, 2015 - June 30, 2015	$4.05	$3.11
July 1, 2015 - September 30, 2015	$3.85	$2.55

Current Fiscal Year	High	Low
October 1, 2015 - December 31, 2015	$2.94	$2.28
January 1, 2016 - March 31, 2016	$2.85	$2.03
April 1, 2016 - June 30, 2016	$3.13	$1.91
July 1, 2016 - August 11, 2016	$3.16	$2.91

On August 11, 2016, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on NASDAQ during normal trading hours was $3.04 per Share. On April 27, 2016, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $1.95 per Share. Therefore, the Offer Price of $3.25 per share represents a premium of approximately 44% over the closing price of the Shares on the last full trading day before announcement of the Merger Agreement.

As of August 8, 2016, there were approximately 660 holders of record of the Company’s common stock. This number does not include individual stockholders who own common stock registered in the name of a nominee under nominee security listings.

Delaware law authorizes the Company Board to declare and pay dividends with respect to the Shares either out of its surplus (as defined in the DGCL) or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; provided, however, that no dividend may be paid out of net profits unless the Company’s capital exceeds the aggregate amount represented by the issued and outstanding stock of all classes having a preference in the distribution of assets. No cash dividends have been declared or paid by the Company with respect to the Shares during the past two fiscal years. The Merger Agreement prohibits the payment of dividends by the Company without the consent of Parent. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Consummation of the Offer and No Merger

•	Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

•	NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market LLC, NASDAQ would consider disqualifying the Shares for listing on NASDAQ if, among other things, (1) the Company no longer has at least two registered and active market makers for the Shares, (2) the minimum bid price of the Shares is less than $1 per Share, (3) the number of public holders of the Shares is less than 300, (4) the number of publicly held Shares is less than 500,000, or (5) the aggregate market value of the Shares is less than $1 million. According to the Company, as of August 8, 2016, there were approximately 12,432,575 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Common shares quoted on the over-the-counter market may be less liquid and trade at a lower price than common shares listed on NASDAQ and other organized markets and exchanges.

•	Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

•	Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following consummation of the Offer, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

Consummation of the Offer and Completion of the Merger

•	Effect of the Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, including the Merger Condition, Acquisition Sub will be merged with and into the Company, and the Company will be the Surviving Corporation. At the effective time of the Merger, if any, the Restated Certificate of Incorporation of the Company, as amended, will be amended and restated in its entirety to read the same as the certificate of incorporation of Acquisition Sub immediately prior to the effective time of the Merger, except that the name of the Surviving Corporation will be “National Holdings Corporation,” and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until further amended. Also at the effective time of the Merger, if any, the Amended and Restated Bylaws of the Company will be amended and restated in their entirety to read the same as the bylaws of Acquisition Sub immediately prior to the effective time of the Merger, and as so amended and restated will be the bylaws of the Surviving Corporation until further amended. At the effective time of the Merger, the Parent Designees will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified. The officers of the Company (unless otherwise agreed by Parent and the Company) will be the initial officers of the Surviving Corporation.

•	NASDAQ Listing. If the Merger is completed, we intend to seek to cause the listing of Shares on NASDAQ to be discontinued as soon as possible after completion of the Merger as the requirements for termination of the listing are satisfied.

•

Exchange Act Registration. The Shares are currently registered under the Exchange Act. If the Merger is completed, we intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after completion of the Merger if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private”

transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System’s (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

•	Margin Regulations. If the Merger is completed, the Shares will no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 and is qualified in its entirety by reference to such report.

The Company, a Delaware corporation organized in 1996, operates through its wholly-owned subsidiaries, which principally provide financial services. Through the Company’s broker-dealer and investment advisory subsidiaries, the Company (1) offers full service retail brokerage to high net worth individual and institutional clients, (2) provides investment banking, merger and acquisition and advisory services to micro, small and mid-cap high growth companies, (3) engages in trading securities, including making markets in micro and small-cap stocks listed on NASDAQ and other exchanges and (4) provides liquidity in the United States Treasury marketplace.

The Company’s broker-dealer subsidiaries consist of National Securities Corporation, a Washington corporation (“National Securities” or “NSC”), and vFinance Investments, Inc., a Florida corporation (“vFinance Investments”) (collectively, the “Broker-Dealer Subsidiaries”). As a result of the merger with Gilman Ciocia, Inc., a Delaware corporation (“Gilman”), in October 2013, the Company added Prime Capital Services, Inc., a New York corporation (“Prime”), to its portfolio of Broker Dealer Subsidiaries. However, in November 2013, National Securities and Prime received approval from FINRA allowing for a mass transfer of Prime’s brokers and customer accounts to National Securities. This transfer, completed on November 22, 2013, was done to reduce overhead and consolidate the administrative and regulatory structures of the two entities. Prime filed a broker-dealer withdrawal in January 2014. The Broker-Dealer Subsidiaries conduct a national securities brokerage business through their main offices in New York City, Boca Raton, Florida, and Seattle, Washington. Broker-Dealer Subsidiaries are introducing brokers and clear all transactions through clearing organizations, on a fully disclosed basis. The Broker-Dealer Subsidiaries are registered with the Commission and the Commodities and Futures Trading Commission, are members of FINRA, Securities Investor Protection Corporation and the National Futures Association.

The Company’s brokers operate either as independent contractors or employees. An independent contractor registered representative who becomes an affiliate of a Broker-Dealer Subsidiary typically establishes his or her own office and is responsible for the payment of expenses associated with the operation of such office, including rent, utilities, furniture, computer and other equipment, market data, software and general office supplies. As a result, the independent contractor registered representative is entitled to retain a higher percentage of the commissions generated by his or her sales than a registered representative employee at a traditional employee-based brokerage firm. This arrangement allows the Company to operate with a reduced amount of fixed costs and lowers the risk of operational losses for lower production registered representative. A registered representative employee is provided with office space, technology, regulatory support and administrative support in exchange for a lower retention percentage of his production.

The Company’s wholly-owned subsidiary, National Asset Management, Inc., a Washington corporation (“NAM”), is a federally-registered investment advisor providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed. In connection with the Gilman merger, the Company acquired Asset and Financial Planning LTD, a New York corporation (“AFP”). All registered investment advisors and customer accounts of AFP were moved into NAM in May 2014 and AFP has ceased all operations.

The Company’s wholly-owned subsidiaries, National Insurance Corporation, a Washington corporation, and Prime Financial Services, a Delaware corporation, which was acquired in the Gilman merger, provide fixed insurance products to their clients, including life insurance, disability insurance, long-term care insurance and fixed annuities.

The Company’s wholly-owned subsidiary, Gilman, provides tax preparation services to individuals, predominantly in the middle and upper income tax brackets and accounting services to small and midsize companies.

The Company’s wholly-owned subsidiary, GC Capital Corporation, a Washington corporation, was acquired in the Gilman merger and provides licensed mortgage brokerage services in New York and Florida.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at www.nhldcorp.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. The summary information set forth above is qualified in its entirety by reference to the Company’s public filings with the Commission (which may be obtained and inspected as described above under “Available Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Acquisition Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue.

9.	Certain Information Concerning the Filing Persons

Parent is a Delaware corporation. Parent is a biopharmaceutical company dedicated to acquiring, developing and commercializing novel pharmaceutical and biotechnology products. Parent’s common stock is listed for trading on the NASDAQ Capital Market under the symbol “FBIO.”

Acquisition Sub is a Delaware corporation and a wholly-owned subsidiary of Parent. Acquisition Sub was organized by Parent to acquire the Company and has not carried on any activities other than in connection with the Merger Agreement and this Offer. All outstanding shares of capital stock of Acquisition Sub are owned by Parent. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Acquisition Sub and Parent are listed in Schedule A to this Offer to Purchase.

During the last five years, none of Parent or Acquisition Sub or, to the best knowledge of Parent and Acquisition Sub, any of the persons listed in Schedule A to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as described in this Offer to Purchase, neither Parent nor Acquisition Sub or, to the best knowledge of Parent and Acquisition Sub, any of the persons listed in Schedule A to this Offer to Purchase, or any associate or majority-owned subsidiary of Parent or Acquisition Sub or any of the persons listed in Schedule A to this Offer to Purchase, beneficially owns any equity security of the Company, and none of Parent or Acquisition Sub or, to the best knowledge of Parent and Acquisition Sub, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

As a result of the Support Agreement (as defined below in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Support Agreement”), Parent and Acquisition Sub may each be deemed to be the beneficial owner of an aggregate of 2,274,485 Shares as of April 27, 2016 (or approximately 18.3% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ (as defined below in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Support Agreement”) percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of April 27, 2016).

Opus Point Partners LLC (“Opus Point”), Opus Point Management, Michael S. Weiss and Dr. Lindsay A. Rosenwald may be deemed to beneficially own 522,292 Shares (or approximately 4.2% of the total of all Shares that are outstanding as of April 27, 2016). The principal business of Opus Point and Opus Point Management is providing investment management services to certain private investment funds. Opus Point is the parent company of Opus Point Management. Michael S. Weiss is a director and the Executive Vice Chairman of Parent and a manager of Opus Point. Lindsay A. Rosenwald, M.D., is a director and the Chairman, President and Chief Executive Officer of Parent, the President and Chief Executive Officer of Acquisition Sub and a manager of Opus Point.

Except as described in this Offer to Purchase, (i) there have not been any negotiations, contacts or transactions between any of Parent or Acquisition Sub, any of their respective subsidiaries or, to the knowledge of Parent and Acquisition Sub, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) none of Parent or Acquisition Sub or, to the knowledge of Parent and Acquisition Sub, any of the persons listed on Schedule A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

10.	Background of the Offer; Contacts with the Company

Background of the Offer and the Merger

The information set forth below solely relating to the Company was provided by the Company, and none of Parent, Acquisition Sub or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Acquisition Sub or their respective affiliates or representatives did not participate. The following contains a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

The Company Board and the Company’s management team regularly review and assess the Company’s business strategies and objectives, and the Company Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Company Board and the Company’s management team regularly review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of the Company as an independent, standalone company, acquiring new businesses, strategic alliances, and business combinations. The Company Board and the Company’s management team utilize both internal resources and external advisors, including Berkshire as the Company Board’s financial advisor, in connection with certain reviews and evaluations and other matters.

On November 24, 2014, B. Riley Financial, Inc. (“B. Riley”) submitted to the Company Board an unsolicited $0.62 per share acquisition offer in stock and cash for all of the outstanding Shares. Negotiations ensued, and on May 18, 2015, B. Riley submitted to the Company Board a letter restating its interest in pursuing a transaction (which offer price was adjusted to $6.20 per share to reflect a one-for-ten reverse stock split that was effectuated by the Company on February 19, 2015). B. Riley’s offer was followed by negotiations and due diligence, but was terminated on or around July 15, 2015.

Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) represented the strategic review committee of the Company Board (the “Strategic Review Committee”) during its negotiations with B. Riley, and continued to do so with respect to future negotiations, including those that resulted in the Offer. In addition, the Company continued to be represented by James Kaplan (initially of Troutman Sanders LLP and currently of Pryor Cashman LLP, and hereinafter referred to as “Company Counsel”). Other Company Board committees were also formed, including the independent review committee, which was composed solely of independent directors of the Company that do not own any shares of capital stock (together with the Strategic Review Committee, the “Independent Review Committees”), the executive negotiating committee, and the drafting committee. The Strategic Review Committee consisted of Messrs. Plimpton, Powers, Wasserman, Lerner, Abbe and Silverman, and the independent review committee consisted of Messrs. Lerner, Wasserman and Giardina.

On October 30, 2015, B. Riley submitted to the Company Board an unsolicited written indication of interest to purchase 1,666,666 newly issued Shares for $3.00 per Share in cash from the Company and all of the outstanding Shares not already owned by B. Riley or its affiliates for $3.00 in stock and cash.

On November 10, 2015, B. Riley revised its written indication of interest to purchase 1,538,462 newly issued Shares for $3.25 per Share in cash and all of the outstanding Shares not already owned by B. Riley or its affiliates for $3.25 in stock and cash.

On November 18, 2015, CB Pharma Acquisition Corporation, now known as Origo Acquisition Corporation (“CB Pharma”), submitted to the Company Board a non-binding proposal to acquire all of the outstanding Shares for $3.25 per Share in cash (which is the same consideration that was ultimately provided for in the executed Merger Agreement) or, for stockholders of the Company who choose instead to receive common stock of CB Pharma in lieu of cash, up to 50% of their outstanding Shares in exchange for $3.50 per Share in common stock of CB Pharma. CB Pharma is a SPAC, and its structure is typical of SPACs, with virtually all of its funds held in trust pending a business combination, and with its public stockholders having the right to elect to receive their pro rata share of the trust even if a business combination is approved.

Also on November 18, 2015, the Company Board held a meeting in which Robert B. Fagenson, the chief executive officer of the Company, described CB Pharma’s offer and informed the Company Board that one of the principals of CB Pharma, Michael Weiss, previously served as chairman of the Company Board.

On November 25, 2015, CB Pharma issued a press release announcing its proposal to acquire all of the outstanding Shares pursuant to the terms described above.

On November 27, 2015, B. Riley updated its written indication of interest to purchase all of the outstanding Shares not already owned by B. Riley or its affiliates for $3.25 in shares of B. Riley common stock.

On November 30, 2015, the Company Board held a meeting in which Richard Abbe, a member of the Strategic Review Committee, expressed the Strategic Review Committee’s recommendation that a non-binding letter of intent (the “LOI”) be entered into with B. Riley. Nick Sheumack of Berkshire also made a presentation about recent discussions with B. Riley and CB Pharma, indicating that due diligence was required on both potential partners before Berkshire would be able to discuss the fairness of the price or structure of either proposal. Mr. Sheumack recommended that the LOI be signed because he had been led to believe that, if the Company refused, B. Riley would have no further interest in proceeding with discussions.

On November 30, 2015, the Company and B. Riley entered into the LOI. The LOI contemplated that the parties would enter into two separate transactions. In the first transaction, the parties would enter into a subscription agreement such that, within 30 days of signing the LOI, B. Riley would purchase $5 million worth of Shares at a price of $3.25 per share. Thereafter, in the second transaction, the parties would enter into a definitive agreement for B. Riley to acquire the remainder of the Company’s outstanding Shares, also for $3.25 per share, with the exact structure of the acquisition to be determined. The LOI granted B. Riley a 30-day exclusivity period in order to give the Company time to evaluate the merits of B. Riley’s offer, engage in negotiations and conduct due diligence. The Company filed a Current Report on Form 8-K announcing the entry into the LOI on December 11, 2015.

The Company determined to enter into the LOI and to give B. Riley the associated 30-day exclusivity period for a number of reasons, including that B. Riley had indicated that it would withdraw its offer without such exclusivity, and the structural issues relating to SPACs, which issues, as discussed below, caused the Company to terminate negotiations with CB Pharma in early 2016 following the termination of discussions with B. Riley.

From the execution of the LOI until the expiration of the exclusivity period, the Company and B. Riley devoted most of their time to conducting due diligence on each other. On December 22, 2015, drafts of definitive transaction documents were provided to the Company by B. Riley. The draft merger agreement provided that the Company’s stockholders would receive shares of B. Riley common stock as consideration in the transaction.

On December 7, 2015, representatives of B. Riley attended a meeting in New York City with a number of the Company’s independent branch office owners to answer questions regarding B. Riley’s plans and business philosophy. Also in attendance were Messrs. Fagenson, Mark Klein and Abbe.

On December 8, 2015, a conference call was held between Mr. Fagenson and representatives from B. Riley during which B. Riley asked whether the Company had commenced negotiations with CB Pharma. Mr. Fagenson indicated that the Company had not commenced such negotiations due to the exclusivity period granted to B. Riley under the LOI.

On December 11, 2015, the Company Board held a meeting in which Mr. Sheumack gave an update on the diligence process with B. Riley. He indicated that, based on the fact that B. Riley had still not delivered much of the material requested by the Company, it was unlikely that the parties would be able to enter into an agreement by the end of B. Riley’s exclusivity period.

On December 23, 2015, the Company Board held a meeting in which Mr. Fagenson reported on recent discussions with B. Riley, noting that the retention of brokers/investment advisors, and which parties would bear the costs associated therewith, had emerged as issues of contention. Messrs. Koch and Sheumack suggested that a list of unresolved issues be generated for discussion with B. Riley.

On December 27, 2015, the exclusivity period granted under the LOI expired pursuant to its terms. The Company declined to extend such exclusivity period due to its significant concerns about the drafts sent by B. Riley, and the Company’s desire to engage in negotiations with other potential interested parties.

On December 28, 2015, representatives of the Company and B. Riley held a conference call. Informal talking points generated by Berkshire, which included significant input from Mintz, and which addressed certain of the Company’s and its advisers’ key concerns about B. Riley’s drafts, were used as the basis for this discussion. Such concerns included that the minority investment proposed in the LOI was untenable from a fiduciary duty standpoint, the draft merger agreement contained a number of conditions which made the transaction unfair, and other issues.

Following the expiration of B. Riley’s exclusivity period, Berkshire contacted CB Pharma on behalf of the Company.

On January 11 and January 14, 2016, the Company entered into non-disclosure agreements with CB Pharma and Parent, respectively.

On January 14, 2016, the Company Board held a meeting in which Mr. Sheumack gave an update on the Company’s discussions with B. Riley and CB Pharma. Mr. Sheumack reported that B. Riley would temporarily maintain the status quo of its offer to allow the Company time to engage in discussions with CB Pharma after the expiration of B. Riley’s exclusivity period.

On January 21, 2016, a meeting was held at the offices of Opus Point Partners, an entity affiliated with officers of CB Pharma, which was attended by Dr. Lindsay Rosenwald, co-chairman of the board of directors of CB Pharma and chairman of the board of directors, president and chief executive officer of Parent, and Mr. Weiss, co-chairman of the board of directors of CB Pharma and director and executive vice chairman, strategic development of Parent, Graubard Miller, counsel to CB Pharma, Andrew Scott of Parent, Messrs. Fagenson and Abbe from the Company, Company Counsel, Mintz, and representatives of Berkshire. A number of items were discussed, including the concept of Parent, an entity affiliated with CB Pharma, backstopping CB Pharma’s financial commitment by depositing into escrow an amount equal to the total amount that would be paid if all of the Shares were acquired. There was also discussion about Parent’s ability to make such a financial commitment, as well as other issues concerning Parent’s assumption of CB Pharma’s obligations if the scheduled expiration date of the SPAC occurred prior to the consummation of a transaction with the Company. Additionally, it was discussed whether a transaction could be structured as a tender offer rather than as a merger requiring stockholder approval, with the parties agreeing that such a structure, while possible, would be difficult to accomplish.

Also on January 21, 2016, Mr. Fagenson spoke with Mr. Weiss and indicated the Company’s concerns about entering into a business combination with a SPAC.

On January 25, 2016, B. Riley notified the Company that it was withdrawing its previously reported acquisition offer and was terminating its discussions with the Company due in part to the Company’s decision not to grant an additional exclusive time period during which the definitive agreements could be negotiated. The Company continued to believe that it was not in the best interests of its stockholders to extend the exclusivity period with B. Riley in order that discussions with CB Pharma and other potential interested parties could be held without further restrictions.

On January 26, 2016, representatives of the Company and CB Pharma held a conference call to discuss CB Pharma’s due diligence process.

On January 26, 2016, the Company Board held a meeting in which Mr. Fagenson reported that the Company would issue a press release relating to B. Riley’s withdrawal of its acquisition offer.

On January 29, 2016, in furtherance of its due diligence process, CB Pharma was granted access to the Company’s virtual data room.

On February 5, 2016, Mintz and representatives of CB Pharma, including Mr. Weiss, the Co-Chairman of CB Pharma’s board of directors, held a conference call to discuss certain aspects of the proposed transaction, including the possibility of the Company remaining public after the Offer was consummated, the due diligence process, CB Pharma’s various financing hurdles, and other of the Company’s concerns.

Between February 8 and February 16, 2016, representatives of Berkshire met with representatives of the Company, including Messrs. Fagenson and Glenn C. Worman, executive vice president of finance of the Company, in order to receive financial updates and to discuss the ongoing diligence process with CB Pharma.

On February 9, 2016, the Company Board held a meeting in which Mr. Fagenson provided an update regarding the consideration of a new structure involving Parent rather than CB Pharma, due to the restrictions and risks inherent in dealing with a SPAC, including but not limited to the fact that a SPAC might have been required to redeem the shares of its stockholders. Mintz provided some materials showing recent trends as to the level of such redemptions in SPAC transactions. In the proposed structure, Parent, which would previously have been a guarantor of CB Pharma’s obligations, would make a tender offer for all of the Shares, but would only close the offer if at least 50.1% of the Company’s outstanding Shares were tendered in the offer. Additionally, upon the closing of the offer and depending on the percentage of Shares that remained outstanding after the closing of the offer, the Company would either undergo a merger with a subsidiary of Parent or remain a public entity. The percentage of Shares that needed to remain outstanding for the Company to continue as a public company had not yet been determined, although levels of 10% and 25% of the outstanding Shares were mentioned. Protections for non-tendering stockholders after the closing of the offer (assuming a merger was not completed) were also discussed.

On February 10, 2016, representatives from Mintz, Company Counsel, Mr. Weiss and Alston & Bird LLP, counsel to Parent (“Alston”), held a conference call, during which certain of the proposed deal terms were discussed. The parties discussed the percentage of Shares that needed to remain outstanding after the closing of the tender offer in order for the Company to remain a public entity. An initial range of 10-25% was discussed. Stockholder protections in the event that the Company remained a public entity and the FINRA approval process for the transaction were also discussed, given that the proposed structure may not follow the traditional path of a tender offer followed by a merger at the same price as the tender offer and the Company being wholly-owned by Parent.

On February 18, 2016, Alston provided an initial draft of the Merger Agreement to Mintz, and on February 23, 2016, Mintz, Company Counsel, and Alston held a conference call to discuss the draft. The points discussed included but were not limited to the percentage of Shares that needed to remain outstanding after the closing of the tender offer in order for the Company to remain a public entity, the potential terms of the Stockholder Rights Agreement, including what activities would be permitted or prohibited, and the length of such prohibitions and restrictions, in the event that the Company remained a public entity, potential segregation of Parent’s funds needed to consummate the tender offer, and the proposed termination fee, including the fact that Alston’s initial draft did not contemplate a reverse termination fee.

Also on February 18, 2016, representatives of Berkshire met with Messrs. Fagenson and Worman to provide the Company with updated preliminary valuation implications of the proposed CB Pharma offer price of $3.25.

From late February 2016 and the date hereof, representatives from the Company, Mintz, Company Counsel, Alston, and Parent communicated with Kenneth Norensberg of Luxor Financial Group, Inc., the Company’s FINRA consultant, concerning the FINRA approval process and the application associated therewith. Mr. Norensberg was formally engaged by the Company on April 26, 2016.

On February 22, 2016, Alston provided to Mintz and Berkshire a supplemental due diligence request list.

On February 25, 2016, Mintz provided an initial draft of the Stockholder Rights Agreement to Alston.

On February 26, 2016, Alston provided an initial draft of the Support Agreement to Mintz.

On February 29, 2016, the Company terminated discussions with CB Pharma due to the restrictions and risks inherent in dealing with a SPAC, which termination was publicly disclosed in a Current Report on Form 8-K filed on March 1, 2016.

On March 2, 2016, Mintz provided a revised draft of the Support Agreement to Alston, and Berkshire provided to Parent an updated due diligence tracker, which indicated the status of each of the various diligence-related items. Informal discussions concerning Parent’s and the Company’s due diligence processes continued throughout March and April of 2016.

Also on March 2, 2016, Alston provided a revised draft of the Stockholder Rights Agreement to Mintz. Changes made in the draft included (i) a reduction in protection against going private transactions and business combinations from five years, to the earlier of one year and that date that the Acquisition Sub and its affiliates own less than 20% of the Shares, (ii) the addition of a section outlining the composition of the Company Board after the consummation of the Offer, and (iii) mechanisms for enforcement by the stockholders of their rights under the Stockholder Rights Agreement.

On March 7, 2016, Alston provided a revised draft of the Merger Agreement to Mintz. Changes made in the draft included, among other things, (i) the obligation of Parent to deposit the funds for the offer into a segregated bank account, (ii) in the event the Company remains a public entity after the consummation of the Offer, the obligation for the Company to issue warrants to the stockholders of the Company to purchase 0.25 shares for each Share then owned, and (iii) the payment of a termination fee by the Company to Parent under certain specified circumstances.

Also on March 7, 2016, representatives of Berkshire met with Messrs. Fagenson and Worman to provide the Company with updated preliminary valuation implications of Parent’s proposed offer price of $3.25.

On March 8, 2016, Alston provided a revised draft of the Support Agreement to Mintz. On that same day, Company Counsel provided a revised draft of the Merger Agreement’s representations, warranties, and covenants to Parent. Negotiations regarding such representations, warranties, and covenants continued throughout March and April of 2016.

On March 10, 2016, a meeting occurred between representatives from the Company and Parent, including Mr. Abbe, Fred Powers, and Mr. Fagenson from the Company, and Mr. Weiss from Parent, to review deal terms and open issues. Pricing was discussed, as was the addition of the warrant and the amount, exercise period, and exercise price thereof, but terms were not finalized.

Also on March 10, 2016, Mintz provided revised drafts of the Merger Agreement, Stockholder Rights Agreement and Support Agreement to the Company Board’s drafting committee. Such drafts were provided to the full Company Board on March 11, 2016. Thereafter, the terms of the transaction were discussed extensively among the members of the drafting committee, Mintz, representatives from the Company, including Mr. Fagenson, Berkshire, and Company Counsel.

On March 12, 2016, Mintz provided representatives from Alston with a list of open points, and on March 15, 2016, a conference call among Mintz, Alston, and Company Counsel was held during which the list of open was discussed. With regard to the Merger Agreement, points discussed included, but were not limited to, issues concerning the timing of the execution of the Stockholder Rights Agreement (specifically, that the Company preferred to sign simultaneously with the execution of the Merger Agreement, as opposed to at closing of the offer), the timing for the commencement of the Offer as it relates to FINRA’s approval process, the requirement that the Company Board be able to waive standstills under the Merger Agreement in furtherance of its fiduciary duties, issues concerning director and officer indemnification, the removal of the minimum condition for the closing of the offer, and termination fees, including size, reciprocity, triggers, tails, and the potential for a reverse termination fee. With regard to the Stockholder Rights Agreement, points discussed included, but were not limited to, providing stronger protections to remaining stockholders in the event of a going private transaction, obtaining a fairness opinion in the event of an affiliate transaction, and the inclusion of language to prevent the Company from effecting a reverse stock split in order to cash out remaining stockholders at an unfair price. Thereafter, Messrs. Fagenson and Weiss communicated in an effort to resolve certain of the related open business points.

On March 17, 2016, the Company Board held a meeting in which Mintz provided an update as to the status of the transaction, and provided an overview of certain key aspects of the Merger Agreement, including, but not limited to, the indemnification of directors, the treatment of employees post-tender, waivers of standstill provisions, termination fees, the potential for a reverse termination fee, segregation of funds, “fiduciary out” provisions, and the FINRA approval process. With regard to the structure of the transaction, Mintz indicated that, while the potential for the Company remaining public post-offer was unusual, the Company Board was considering this approach in an attempt to obtain a better price from Parent. Mintz also indicated that the Company should continue to negotiate the Stockholder Rights Agreement in order to improve minority stockholder protections. It was also discussed that the Company would further negotiate the Merger Agreement so that the offer would still close even if less than 50% of the Shares were tendered in response to the offer. Mr. Sheumack of Berkshire also provided the Company Board with a market update and discussed the potential Parent transaction.

On March 24, 2016, a conference call among Mintz, Alston, and Company Counsel was held. During the call, it was agreed that the minimum condition for the offer would be removed so that the offer would close regardless of how many stockholders tendered, thus providing a higher level of certainty that the offer would be consummated. In addition, Alston agreed on behalf of Parent to the Company’s request for a reverse termination fee for failure to segregate funds and failure to close the tender offer if all of the conditions to closing are met, and accepted the Company’s proposal concerning the Company Board’s ability to waive standstills under the Merger Agreement in furtherance of its fiduciary duties. Alston also indicated that it would discuss with Parent the possibility of providing a reverse termination fee for failure to commence the Offer in accordance with the Merger Agreement. The parties also discussed the mechanics regarding the Company’s registration of the warrant. The parties continued to negotiate the protections provided to remaining stockholders under the Stockholder Rights Agreement.

On March 25, 2016, Alston provided revised drafts of the Merger Agreement and the Stockholder Rights Agreement to Mintz, which drafts reflected the changes discussed during the March 24, 2016 conference call.

On April 5, 2016, the Company Board held a meeting in which the Company Board discussed the number of board seats to be allotted to Parent. It was determined that Parent’s board representation should depend on the number of shares acquired pursuant to the Offer. The Company Board also determined that it was not necessary for Berkshire to conduct another “market check” in advance of the execution of the Merger Agreement in light, among other things, of the previous market check, the very public nature of the disclosure concerning the Company’s attempts to sell itself, and the fact that there had been neither an exclusivity arrangement nor any type of break-up fee to chill the ability of a third party to engage the Company in negotiations. Mr. Koch provided an overview of the open points in the Stockholder Rights Agreement, indicating that he would continue to negotiate for improved minority stockholder protections, but he also stated the terms of the Stockholder Rights Agreement would be disclosed to the Company’s stockholders in advance of the Offer, and that they would thus be able to make an informed decision concerning whether to tender any or all of their Shares in light of the limitations of such protections.

On April 7, 2016, Mintz provided comments to the Merger Agreement to Alston. Also on April 7, 2016, Alston provided to Mintz a revised draft of the Support Agreement, which draft no longer included the requirement that all signatories agree to tender their Shares, along with an initial draft of the Voting Agreement and the form of warrant agreement.

On April 8, 2016, representatives of the Company, including Mr. Fagenson, and Parent, including Mr. Weiss, met to discuss the landscape of the transaction. With regard to the Merger Agreement, Mr. Fagenson negotiated for a more favorable termination fee, sought to finalize the terms of the warrant, and indicated the Company’s preference for Parent not to wait to commence the Offer until all approvals from FINRA were received. With regard to the Stockholder Right Agreement, Mr. Fagenson sought to improve minority stockholder protections by seeking the inclusion of language to prevent the Company from effecting a reverse stock split in order to cash out remaining stockholders at an unfair price, and the expansion of the prohibition on going private transactions from one to three years. Mr. Fagenson also indicated that it would be a violation of the Company Board’s fiduciary duties to allow Parent to nominate its director designees in perpetuity, and suggested instead that such designees remain in place only until the Company’s 2016 annual meeting of stockholders.

On April 10, 2016, the executive negotiating committee of the Company Board held a meeting by telephone conference in which open issues were discussed, including but not limited to the composition of the Company Board post-Offer, the termination fee, proposed timing for the commencement of the Offer, and enhanced stockholder protections in the Stockholder Rights Agreement.

On April 11, 2016, the executive negotiating committee of the Company Board held a meeting by telephone conference in which representatives from Parent and Alston were invited to participate. With respect to the composition of the Company Board post-offer, it was contemplated that the Company Board would be reduced to five members, and that (i) if Parent acquired 25% or less of the Shares, Parent would be entitled to designate three directors, (ii) if Parent acquired more than 25% but less than or equal to 50% of the shares of the Common Stock, then it would be entitled to designate four directors, and (iii) if Parent acquired 50% or more of the Shares, then it would be entitled to designate five directors. Mintz stated that the Company Board’s nominating committee must vet the individuals to be included in Parent’s proposed slate of directors. With respect to the Stockholder Rights Agreement, Mintz reiterated the Company Board’s desire for a three-year limitation on certain post-offer going private transactions, and it was agreed that representatives from Mintz and Alston would to continue to discuss the terms of the Stockholder Rights Agreement. However, it was agreed that the Stockholder Rights Agreement would become effective only if Parent acquired 35% of the Shares, and that a fairness opinion would be provided in the event of an affiliate transaction. With regard to warrant coverage, the Company requested a more favorable ratio than the ratio of 0.25 to 1 Share that was being contemplated, and Mr. Weiss indicated that Parent would make a new proposal soon. With regard to termination fees, a reverse termination fee of $4,375,000 was agreed to, including expenses, and it was agreed that Mintz and Alston would continue to discuss the precise terms of the termination fee, including the length of the tail, and the percentage required for a competing offer to be deemed a “Superior Proposal”.

On April 12, 2016, Mintz and Alston held a conference call to discuss the termination fees, including whether expenses provided under the Merger Agreement should be credited against such termination fees, and enhanced stockholder protections under the Stockholder Rights Agreement. Mr. Koch also requested again the identities of the individuals to be included in Parent’s proposed slate of directors. Subsequent to the call, and throughout early and mid-April of 2016, the parties conducted independent research and had additional communications about the size and scope of the termination fee.

On April 13, 2016, Mintz provided revised drafts of the Support Agreement and the Voting Agreement to Alston.

On April 14, 2016, Alston provided revised drafts of the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement, and the form of warrant agreement to Mintz, which drafts addressed the issues discussed during the April 11, 2016 meeting of the executive negotiating committee of the Company Board and subsequent conversations between Mintz and Alston.

On April 15, 2016, Company Counsel provided Alston a revised draft of the representations, warranties and covenants in the Merger Agreement.

Also on April 15, 2016, Alston provided to Mintz drafts of the resolutions of the Company Board regarding the resignation and election of directors designated by Parent post-Offer and the form of resignation letters contemplated by the Merger Agreement.

On April 17, 2016, the executive negotiating committee of the Company Board held a meeting in order for Mintz to provide an update as to the status of the terms of the transaction. During the week of April 18, 2016, the Company and Parent, together with their respective advisors, including Mintz, Company Counsel and Alston, communicated regarding the remaining open points in the transaction documents, which included Parent’s proposed slate of directors, the termination fee, the FINRA approval process and its impact on the timing of the commencement of the Offer, the representations and warranties, and the Stockholder Rights Agreement.

On April 18, 2016, Berkshire provided to the Company Board a draft engagement letter in connection with its provision of a fairness opinion, which letter was executed on April 20, 2016.

On April 19, 2016, Parent provided to the Company its proposed slate of directors.

Also on April 19, 2016, a conference call was held among Messrs. Fagenson, Powers, Abbe, Koch, and Kaplan, during which open items in the Merger Agreement and Stockholder Rights Agreement were discussed in preparation for an all-hands meeting to occur on April 20, 2016.

Also on April 19, 2016, the Company provided Alston with an initial draft of the disclosure schedules.

On April 20, 2016, a conference call among representatives of Parent and the Company, Mintz, Alston and Company Counsel was held where the parties discussed various open items in the transaction documents, including the waiver of the FINRA closing condition, the expense reimbursement by the parties and the triggers for the reverse termination fees. The parties agreed that the amount of the termination fee was still open to discussion.

Also on April 20, 2016, Alston provided the Company with an initial set of comments to the disclosure schedules. The parties continued to discuss the disclosure schedules until April 27, 2016.

On April 21, 2016, Alston provided revised drafts of the Merger Agreement and the Stockholder Rights Agreement to Mintz. Later in the day, Mintz provided comments to such drafts to Alston, with revised language concerning the responsibility for payment of transaction expenses in the event that the FINRA condition is not met.

Also on April 21, 2016, meetings of Independent Review Committees were held, during which Mr. Koch provided an update on the status of discussions with Parent, and gave the members of the Independent Review Committees an opportunity to raise questions and express any doubts that they might not have wanted to raise or express in the presence of the full Company Board. The consensus view was that the transaction is an unusual structure, and there was some initial discomfort with the concept that Parent could gain control over the Company Board without making a significant investment. However, the Independent Review Committees concluded that it was preliminarily in favor of the transaction in light of a number of factors, including that the transaction would provide a liquidity option to stockholders and the option of staying in and receiving a warrant, or doing some of both. The Independent Review Committees also talked about the lengthy process during which it had engaged in various attempted sales, and the fact that the market had both been tested and was, due to the public nature of certain of the sales efforts, very aware that the Company was open to a transaction. Following these discussions, the Independent Review Committees unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, and recommended that the Company Board remain neutral and make no recommendation to the holders of the Shares as to whether to accept the offer and tender their Shares pursuant to the offer.

On April 22, 2016, a meeting of the Company Board was held, during which Mr. Koch provided an update on the status of discussions with Parent, and reviewed the applicable legal standards in connection with a possible transaction and the terms of the current draft of the Merger Agreement. Also at this meeting, Berkshire reviewed its financial analysis of the Offer and rendered an oral opinion, which was confirmed by delivery of a written opinion dated April 27, 2016, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, was fair, from a financial point of view, to such holders. Following these discussions, the Company Board conditionally approved the transaction.

On the morning of April 25, 2016, a conference call between Mintz and Alston was held during which the remaining open points in the transaction documents were discussed, including the terms of the warrant, the precise Board composition post-offer, the amount of the termination fee, the establishment of an outside date for the closing of the offer, and in the event that FINRA indicates that it is considering imposing material restrictions or limitations on the Company broker-dealers, the requirement that Parent commence the offer within five days after the parties have resolved such restrictions or limitations. Subsequently, additional communications were held between Mintz and Alston on April 25, 2016, during which the remaining open points in the Merger Agreement were resolved, including the revised Board structure. It was agreed that the composition of the Company Board post-offer would be as follows: (i) if less than 80% of the outstanding shares are tendered in the Offer, the size of the Company Board would be reduced to seven directors and Parent would be entitled to designate five members to the Company Board, and (ii) if at least 80% of the outstanding shares are tendered in the Offer, then (x) upon the closing of the offer, the size of the Company Board will be reduced to five directors, and Parent would be entitled to designate three members to the Company Board, and (y) upon the closing of the merger, the remaining two directors will resign and Parent would be entitled to designate two additional members to the Company Board.

Also on April 25, 2016, a meeting of the Company Board was held, during which the post-Offer Company Board structure contemplated by the final Merger Agreement was presented and approved. William Lerner of the Company Board’s nominating committee reported that the nominating committee had received from Parent resumes of its proposed nominees, and that all such nominees appeared to be qualified, subject to interviews and their completion of the Company’s director and officer questionnaire. Mr. Norensberg also reported on the process for submitting the Form 1017 application to FINRA and provided an update as to the expected timing.

Also on April 25, 2016, and on April 26, 2016, Alston provided a revised draft of the Merger Agreement to Mintz.

On April 26, 2016, a meeting of the Company Board was held, during which it determined that the transaction was in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, approved the execution and delivery by the Company of the Merger Agreement and the performance by the Company of its covenants and agreements and the consummation of the Offer, and resolved to remain neutral and make no recommendation to the Company’s stockholders as to whether to tender their shares pursuant to the Offer. The Company Board also approved the final proposed changes to the post-Offer structure, and Mr. Sheumack indicated that Berkshire was prepared to issue its opinion that the cash offer price of $3.25 per share was fair from a financial point of view. Such opinion was delivered on April 27, 2016.

On April 27, 2016, Parent’s board of directors held a special meeting where it approved and adopted the Merger Agreement, the other transaction documents to which Parent is a party and the execution, delivery and performance of the Merger Agreement and the other transaction documents to which Parent is a party.

On April 27, 2016, the Merger Agreement was finalized and executed by the Company, Parent and Acquisition Sub.

On the morning of April 28, 2016, the Company and Parent issued press releases announcing the execution by the parties of the Merger Agreement.

The Merger Agreement provides that the Offer will not commence until FINRA deems the Company’s Rule 1017 continuing member application (the “CMA”) to be substantially complete and imposes no material conditions or limitations on the Company’s business. A change of control of the Company’s broker-dealer subsidiaries, which is possible upon consummation of the Offer and/or the Merger, requires FINRA’s approval.

On May 24, 2016, the Company submitted a substantially complete CMA to FINRA. Since that date, there has been a written request for additional information from FINRA, to which the Company responded, as well as numerous discussions with FINRA staff in connection with the CMA. On August 8, 2016, FINRA staff responded to an e-mail from the Company, confirming that it is continuing to review the CMA.

In connection with FINRA’s statement that it is continuing to review the CMA, Parent and Acquisition Sub indicated that they would be prepared to commence the Offer despite their belief that the FINRA condition to commence the Offer might not have been met, if the Company would forego the requirement to have the Offer funds segregated before the commencement. In such event, Parent would commence the Offer immediately.

On August 10, 2016, the Company Board considered the proposal. Although the Company Board did not necessarily agree with Parent’s view that the FINRA condition to commence the Offer had not been met, it considered the continued delay that might result from seeking to demonstrate otherwise. The Company Board also considered that the current circumstances could be harmful to the Company given the state of uncertainty and certain of the covenants that it was subject to, pending the commencement and completion of the Offer. It examined the cash on hand (approximately $71,000,000) reflected in Parent’s Form 10-Q for the period ended June 30, 2016 and considered the representations of Messrs. Rosenwald and Weiss as to the availability of funds to finance the Offer. The Company Board discussed the advantages of commencing the Offer immediately, and concluded that eliminating the requirement that the Offer funds be segregated, based on Parent’s cash on hand and the assurances it had received, was appropriate in order to provide for the immediate commencement of the Offer and to allow the stockholders the opportunity to decide whether to tender any of their shares.

On August 10, 2016, the Company Board held a special meeting where it approved and adopted Amendment No. 1 to the Merger Agreement.

On August 11, 2016, Parent’s board of directors held a special meeting where it approved and adopted Amendment No. 1 to the Merger Agreement.

On August 12, 2016, the Offer was commenced.

Past Contacts, Transactions, Negotiations and Agreements between Parent and the Company

In November 2015, Origo Acquisition Corporation (formerly known as CB Pharma Acquisition Corp.), a blank check special purpose acquisition company (“Origo”), submitted a non-binding proposal to acquire all the outstanding shares of common stock of the Company to the Company Board. The Company and Origo engaged in discussions with respect to a potential business combination but the Company ultimately terminated the discussions due to some of the restrictions and risks inherent in dealing with a publicly-traded special purpose acquisition company. From formation of Origo in August 2014 until June 2016, Mr. Rosenwald was the Co-Chairman of the Board of Directors and Chief Executive Officer of Origo, and Mr. Weiss was the Co-Chairman of the Board of Directors of Origo.

On January 14, 2011, Opus Point formed a joint venture with the Company. The joint venture, OPN Holdings, LLC, was formed to provide investment banking services focused on the global life science sector. In connection with the formation of the joint venture, Mr. Weiss was elected to the Company Board. On April 4, 2012, the Company transferred its interests in the joint venture to Opus and Mr. Weiss resigned from the Company Board. See “Certain Information Concerning the Filing Persons” above for more information regarding Opus Point.

Parent and certain of its subsidiaries have used the broker-dealer services of NSC in capital and debt raising transactions in the past, including the last two years. In March 2015, Parent retained NSC to act as its exclusive placement agent in a private offering of up to $10,000,000 in promissory notes. Parent paid NSC a fee of approximately $900,000 in connection with the offering. In December 2015, Checkpoint Therapeutics, Inc. (“Checkpoint”), a majority controlled subsidiary of Parent, used NSC in connection with an approximately $58,000,000 private placement of common stock and warrants for common stock. Checkpoint paid NSC a fee of approximately $5,797,700 in connection with the offering and also received placement agent warrants.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer

The purpose of the Offer is for Parent and its affiliates, through Acquisition Sub, to acquire an investment in the Company, or acquire the entire equity interest in the Company, depending on how many Shares are tendered. Upon consummation of the Offer, Parent will have the right to designate at least a majority of the members of the Company Board, and if the Merger Condition is not satisfied, Acquisition Sub will have the right to designate for nomination by the Company Board or its committees all directors to be elected at any annual or special meeting of the stockholders of the Company for a period of three years. See “Summary of the Merger Agreement and Certain Other Agreements” below.

In the event the Merger Condition is satisfied and upon satisfaction or waiver of certain other conditions Acquisition Sub will be merged into the Company. In such event, the purpose of the Merger is to facilitate Acquisition Sub’s acquisition of all of the remaining outstanding Shares that were not tendered and purchased pursuant to the Offer. If the Offer is consummated and the Merger Condition is satisfied, Acquisition Sub intends to complete the Merger as promptly as practicable thereafter.

Plans for the Company if the Offer is Consummated and the Merger is not Completed

Acquisition Sub is offering to purchase up to 100% of the outstanding Shares of the Company. However, if, as of the expiration of the Offer, the number of tendered Shares (when combined with the number of Shares owned by Parent and its controlled affiliates), represents less than 80% of the outstanding Shares, the Company will remain as a publicly traded company. Below is a description of the plans for the Company if the Merger Condition is not satisfied.

Board Composition

The Merger Agreement provides that upon consummation of the Offer, effective as of the time at which Acquisition Sub first accepts Shares for payment (the “Acceptance Time”), if the Merger Condition is not satisfied, the size of the Company Board will be reduced from eleven directors to seven directors by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors and (y) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to two directors, and Parent will be entitled to designate five members to the Company Board. To effect the foregoing changes, the irrevocable letters of resignation of the current members of the Company Board that were delivered by the Company to Parent in connection with the execution of the Merger Agreement, except for the irrevocable letters of resignation of Robert B. Fagenson and Mark Goldwasser (the “Existing Directors”), will become effective as of the Acceptance Time. Additionally, as of the Acceptance Time, the appointment of the five individuals designated by Parent to fill the vacancies created by the resignations of the current members of the Company Board as described above, will automatically become effective. The five individuals designated by Parent to fill such vacancies are Michael Eustace, Neil Herscowitz, Daniel Hume, Michael Weiss and Eli Selig (the “Parent Designees”). In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the Parent Designees to fill the vacancies on the Company Board as of the Acceptance Time if the Merger Condition is not satisfied. Such resolutions will automatically become effective as of the Acceptance Time. The names and information regarding the individuals that have been designated to serve on the Company Board by us is set forth in the Information Statement filed pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which document is included as Annex I to the Schedule 14D-9 filed by the Company on the date hereof.

Stockholder Rights Agreement

Upon consummation of the Offer, the Stockholder Rights Agreement will become effective. Pursuant to the Stockholders Rights Agreement, if, as of the closing of the Offer, Acquisition Sub and its affiliates own at least 35% of all then outstanding Shares, Acquisition Sub and its affiliates will be prohibited from taking certain actions for a certain period of time with respect to going private transactions, reverse stock splits and business combinations. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Stockholder Rights Agreement.” In addition, for so long as Acquisition Sub holds any Shares, commencing with the 2016 annual meeting of the stockholders of the Company and continuing through the third anniversary of the closing of the Offer, Acquisition Sub will have the right to designate for nomination by the Company Board or its committees all directors to be elected at any annual or special meeting of the stockholders of the Company. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Stockholder Rights Agreement.” Acquisition Sub intends to exercise all of its rights to designate nominees for election or appointment to the Company Board after consummation of the Offer.

Warrant Issuance

Upon consummation of the Offer, the Company has agreed to issue a warrant (each a “Warrant” and collectively the “Warrants”) to each holder of record of Shares as of a record date to be established by the Company Board within 90 days following the Acceptance Time and prior to the Company Board authorizing any new issuance of Shares by the Company or any other securities or interests that would participate in the distribution of the Warrants (the “Warrant Record Date”). Each Warrant will represent the right to purchase one Share for each Share owned by such stockholder as of the Warrant Record Date at an exercise price equal to the Offer Price that will expire on the fifth anniversary of their issuance. The Warrants will be issued under a Warrant Agreement substantially in the form attached as Exhibit A to the Merger Agreement (the “Warrant Agreement”). The Warrants will not be exercisable or transferable by Parent or Acquisition Sub. The Company will use its commercially reasonable efforts to issue the Warrants and offer the Shares issuable upon exercise of the Warrants pursuant to a registration statement under the Securities Act and will use its commercially reasonably efforts to file the registration statement with the Commission and cause it to be declared effective by the Commission within 90 days of the Acceptance Time.

Continued Listing on NASDAQ

After the consummation of the Offer, we expect that the Shares will continue to be traded on NASDAQ. However, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares may not be eligible for listing on NASDAQ and may be delisted from NASDAQ altogether. See Item 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” for additional information regarding the possible effects of the Offer on the NASDAQ listing.

Plans to build and enhance the business of the Company

Following consummation of the Offer, we do not anticipate any significant changes being made to how the business of the Company currently operates. We believe that the base business of the Company is strong and is capable of substantial growth under new leadership, a unified board of directors and a unified business plan. However, areas of the Company in which we see opportunities for improvement include:

•	General Overhead—We believe that several million dollars can be saved by rationalizing costs of operating the Company’s business. We will seek to cause the Company to conduct a comprehensive evaluation of the fixed overhead expenses of the Company and implement cost cutting measures.

•	Compliance and Supervision Infrastructure—We believe that, by utilizing innovations in technology, the Company can improve the overall compliance and supervision program it offers to its clients and generate significant cost savings. We plan to seek to make investments in technology to improve compliance and supervision.

•	Enhanced Biotechnology Presence—The Company already has a very successful emerging biotechnology and healthcare investment banking business, which accounts for approximately 50% of all investment banking revenues. Investment banking revenue over the last 12 months on account of financings conducted by the Company for us and our affiliated companies, conducted at arms-length by the two independent businesses, represented approximately 30% of the Company’s biotech investment banking revenue. We believe that additional financings for us and our affiliated companies will continue to be a profitable and growing line of business for the Company. We also plan to seek to build and enhance the Company’s biotech business to enable the Company to participate in a broader range of biotech financings, including building a biotech sell-side analyst team. We believe that with our contacts in the biotech community we can attract to the Company key biotech personnel as well as make introductions to biotech companies seeking financing. Collectively, with our proprietary offering, enhanced capabilities that we will build and access to our biotech industry relationships, we believe we can significantly grow revenues from the Company’s biotech investment banking business.

•	Enhanced Additional Investment Banking Verticals—Recognizing the diversity of the clients of the Company, we plan to work closely with the independent advisors to identify key additional investment banking verticals that we can strengthen to enhance the Company’s offerings to its clients.

Subject to the foregoing restrictions, we intend to review our investment in the Shares or other securities of the Company on a continuing basis and may take such actions with respect to our investment in the Company as we deem appropriate. We may consider the following factors, as well as other factors, when reviewing our investment in the Shares or other securities of the Company: the Company’s financial position, results and strategic direction, price levels of the common stock of the Company, conditions in the securities and credit markets and general economic and industry conditions. Our future acquisitions or dispositions of Shares or other securities of the Company will depend, among other things, on the foregoing restrictions, market and economic conditions, our overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that we will acquire additional Shares or other securities of the Company. Further, we may, from time to time, subject to applicable restrictions, propose business strategies to the Company. Subject to applicable restrictions, we reserve the right to acquire additional Shares or other securities of the Company through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to applicable legal restrictions, to dispose of any or all Shares or other securities of the Company acquired by us.

Plans for the Company if the Offer is Consummated and the Merger is Completed

If the Offer is consummated and the Merger Condition is satisfied, Acquisition Sub intends to consummate the Merger in accordance with Section 251(h) of the DGCL. See “Summary of the Merger Agreement—The Merger” below. At the effective time of the Merger, the Restated Certificate of Incorporation of the Company will be amended and restated in its entirety to read the same as the certificate of incorporation of Acquisition Sub immediately prior to the effective time of the Merger, except that the name of the surviving corporation will be “National Holdings Corporation” and so amended and restated will be the certificate of incorporation of the surviving corporation, until further amended. Also at the effective time of the Merger, the Amended and Restated Bylaws of the Company will be amended and restated in their entirety to read the same as the bylaws of Acquisition Sub immediately prior to the effective time of the Merger, and so amended will be the bylaws of the surviving corporation until further amended. At the effective time of the Merger, the Parent Designees will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified. See “Summary of the Merger Agreement—The Merger” below. Additionally, if the Offer is consummated and the Merger Condition is satisfied, we intend to cause the Company to be delisted from The NASDAQ Stock Market LLC (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

The Merger Agreement provides that as of the Acceptance Time, if the Merger Condition is satisfied, the size of the Company Board will be reduced from eleven directors to five directors by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors, (y) reducing the number of Class II directors who serve until the 2018 annual meeting of stockholders of the Company from three directors to two directors and (z) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to one director, and Parent will be entitled to designate all of the members of the Company Board. To effect the foregoing changes, the irrevocable letters of resignation of the current members of the Company Board that were delivered by the Company to Parent in connection with the execution of the Merger Agreement, except for the irrevocable letters of resignation of the Existing Directors, will become effective as of the Acceptance Time. Additionally, as of the Acceptance Time, the three individuals designated by Parent will automatically be appointed to fill the vacancies created by the resignations of the current members of the Company Board as described above. Parent designated Parent Designees Neil Herscowitz, Daniel Hume and Michael Weiss to fill the vacancies created by the resignations as of the Acceptance Time if the Merger Condition is satisfied. In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the three Parent Designees identified above to fill the vacancies as of the Acceptance Time if the Merger Condition is satisfied. Such resolutions will automatically become effective as of the Acceptance Time. As of the effective time of the Merger, the irrevocable letters of resignation of the Existing Directors will become effective and the two individuals designated by Parent will automatically be appointed to fill the vacancies created by the resignations of the Existing Directors as described above. Parent designated Parent Designees Michael Eustace and Eli Selig to fill the vacancies created by the resignations of the Existing Directors as of the effective time of the Merger. In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the two Parent Designees identified above to fill the vacancies as of the effective time of the Merger. Such resolutions will automatically become effective as of the effective time of the Merger. The names and information regarding the individuals that have been designated to serve on the Company Board by us is set forth in the Information Statement filed pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which document is included as Annex I to the Schedule 14D-9 filed by the Company on the date hereof.

Except as set forth in this Offer to Purchase and the Merger Agreement, we have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1), including the Amendment No. 1 to Agreement and Plan of Merger which is filed as Exhibit (d)(2), to the Tender Offer Statement on Schedule TO filed by Parent with the Commission pursuant to Rule 14d-3 under the Exchange Act (the “Schedule TO”), of which this Offer to Purchase forms a part, and which is incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.

The following summary of the Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants, which were made as of specific dates, as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.

The Offer

The Merger Agreement provides for the commencement of the Offer by Acquisition Sub. Acquisition Sub’s obligation to accept for payment and to pay for any Shares that are tendered in the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of each of the conditions to the Offer that are described in Section 13—“Conditions to the Offer” (each, an “Offer Condition”). Acquisition Sub expressly reserves the right to, in its sole discretion, waive any Offer Condition or modify the terms of the Offer; provided, however, that without the prior written consent of the Company, Acquisition Sub will not: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the FINRA Condition, (iv) add to the Offer Conditions or amend or modify any Offer Condition in any manner adverse to the holders of Shares, (v) extend the expiration time of the Offer beyond the initial expiration time, except as otherwise provided in the Merger Agreement, or (vi) change the form of consideration payable in the Offer.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, which is 20 business days following the date of the commencement of the Offer. Acquisition Sub must extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or its staff that is applicable to the Offer. In addition, if, at the time as of which the Offer is scheduled to expire, any Offer Condition has not been satisfied or waived, Acquisition Sub may, in its sole discretion, extend the period of time during which the Offer remains open on one or more occasions in increments of no more than 20 business days (with the length of such period to be determined by Parent) until the termination of the Merger Agreement. If, at any then-scheduled expiration time of the Offer, any Offer Condition has not been satisfied or waived, subject to the terms and conditions of the Merger Agreement, Acquisition Sub will extend such expiration time at the request of the Company on one or more occasions, for additional periods of up to 20 business days per extension (with the length of such periods to be determined by Parent), until the earlier of the termination of the Merger Agreement or the Termination Date. Acquisition Sub may, in its sole discretion, make available a “subsequent offering period” in accordance with Exchange Act Rule 14d-11.

The Merger Agreement further provides that, on the terms of and subject to the conditions to the Offer, Acquisition Sub will accept for payment all Shares that are validly tendered in the Offer and not withdrawn as soon as practicable after the expiration time of the Offer (as it may be extended or re-extended) pursuant to the Offer.

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of a reclassification, stock split (including a reverse stock split), stock dividend, distribution or division, recapitalization, merger, issuer tender offer or issuer exchange offer or other similar transaction, the Offer Price will be appropriately adjusted.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer

The Merger Agreement provides that if the Offer is consummated and the Merger Condition is not satisfied, effective as of the time at which Acquisition Sub first accepts Shares for payment (the “Acceptance Time”), the size of the Company Board will be reduced from eleven directors to seven directors by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors and (y) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to two directors. If the Offer is consummated and the Merger Condition is not satisfied, the irrevocable letters of resignation of the current members of the Company Board that were delivered by the Company to Parent in connection with the execution of the Merger Agreement, except for the irrevocable letters of resignation of Robert B. Fagenson and Mark Goldwasser (the “Existing Directors”), will become effective upon the consummation of the Offer. Additionally, as of the Acceptance Time, Parent will have the right to appoint five individuals to the Company Board to fill the vacancies created by the resignations of the directors as described above. In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the five individuals designated by Parent to the Company Board, which become automatically effective upon the events described above.

The Merger Agreement provides that if the Offer is consummated and the Merger Condition is satisfied, the size of the Company Board will be reduced from eleven directors to five directors effective as of the Acceptance Time by (x) reducing the number of Class I directors who serve until the 2017 annual meeting of stockholders of the Company from five directors to two directors, (y) reducing the number of Class II directors who serve until the 2018 annual meeting of stockholders of the Company from three directors to two directors and (z) reducing the number of Class III directors who serve until the 2016 annual meeting of stockholders of the Company from three directors to one director. If the Offer is consummated and the Merger Condition is satisfied, the irrevocable letters of resignation of the current members of the Company Board that were delivered by the Company to Parent in connection with the execution of the Merger Agreement, except for the irrevocable letters of resignation of the Existing Directors, will become effective upon the consummation of the Offer, and as of the Acceptance Time, Parent will have the right to appoint three individuals to the Company Board to fill the vacancies created by the resignations of the directors as described above. In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the three individuals designated by Parent to the Company Board, which become automatically effective upon the events described above. As of the effective time of the Merger, the irrevocable letters of resignation of the Existing Directors will become effective and Parent will have the right to appoint two individuals to the Company Board to fill the vacancies created by the resignations of the Existing Directors. In connection with the execution of the Merger Agreement, the Company delivered to Parent resolutions of the Company Board approving the appointment of the two individuals designated by Parent to the Company Board, which become automatically effective as of the effective time of the Merger.

The Merger Agreement provides that if the Offer is consummated and the Merger Condition is satisfied, prior to the effective time of the Merger, the approval of a majority of the Existing Directors will be required to (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to): (i) amend, modify or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company rights or remedies under the Merger Agreement, (iii) extend the time for the performance of any of the obligations of Parent or Acquisition Sub under the Merger Agreement, or (iv) enforce any obligation of Parent or Acquisition Sub under the Merger Agreement.

The Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL, and that, if the Merger Condition is satisfied and the other conditions to the Merger are satisfied or waived, the Merger will be effected without a vote of the Company’s stockholders. If the Merger Condition is satisfied, the Merger Agreement provides for the merger of Acquisition Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, the Company will continue to exist following the Merger as a wholly-owned subsidiary of Parent.

Upon consummation of the Merger, the Parent Designees will be the directors of the Surviving Corporation, and the officers of the Company (unless otherwise agreed by Parent and the Company) will be the initial officers of the Surviving Corporation. At the effective time of the Merger, the Restated Certificate of Incorporation of the

Company will be amended and restated in its entirety to read the same as the certificate of incorporation of Acquisition Sub, and the Amended and Restated Bylaws of the Company will be amended and restated in their entirety to read the same as the bylaws of Acquisition Sub immediately prior to the effective time of the Merger, each until further amended as provided in accordance with their terms or in accordance with applicable law.

Effective Time

The Merger Agreement provides that if the Merger Condition is satisfied, the consummation of the Merger will close as promptly as practicable following the Acceptance Time, and in any case no later than the second business day after the satisfaction or waiver of the conditions to the Merger (other than those conditions that by their nature are to be satisfied only at the closing, but subject to the satisfaction or waiver of those conditions at such time). The conditions of the closing of the Merger are described below under the caption “Conditions to the Merger.” The Merger will be effective at the time the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or such later time as specified in the Certificate of Merger and agreed to by the Company and Parent in writing. The Merger Agreement provides that, at the effective time of the Merger, Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation of the Merger.

Merger Consideration

Each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the per-Share Merger consideration of $3.25 in cash, without interest and less any applicable withholding taxes, other than the following Shares:

•	Shares owned by Parent, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Parent;

•	Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company; and

•	Shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DCCL, as described in further detail in Section 15 “Certain Legal Matters—Dissenters’ Rights.”

Subject to the above exceptions, after the effective time of the Merger, each holder of any Shares will no longer have any rights with respect to the Shares, except for the right to receive the per-Share Merger consideration.

Payment for the Shares

The Depositary will act as the paying agent for the benefit of the holders of Shares. At or immediately following the effective time of the Merger, Parent will deposit, or cause to be deposited, with the Depositary a cash amount in immediately available funds to pay the aggregate Merger consideration payable to the Company stockholders.

Promptly after the effective time of the Merger, the Surviving Corporation will cause the paying agent to send the Company stockholders (or, in the case of “street holders,” deliver to the DTC) a letter of transmittal and instructions advising the Company stockholders how to surrender Shares in exchange for the per-Share Merger consideration. The paying agent will pay the Company stockholders the aggregate per-Share Merger consideration to which such stockholders are entitled after such stockholders have provided to the paying agent such stockholders’ signed letter of transmittal together with a certificate or book-entry shares, and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the per-Share Merger consideration. The Surviving Corporation or the paying agent will reduce the amount of any per-Share Merger consideration paid to the Company stockholders by any applicable withholding taxes.

Following the effective time of the Merger, there will be no further transfer of Shares.

If the Company stockholders have lost a certificate, or if it has been stolen or destroyed, then before such stockholders will be entitled to receive the per-Share Merger consideration, such stockholders will be required to provide an affidavit of the loss, theft or destruction, and, if required by Parent, post a bond in a reasonable amount and upon reasonable terms as may be required by Parent as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such certificate. These procedures will be described in the letter of transmittal and related instructions that the Company stockholders will receive, which the Company stockholders should read carefully and in their entirety.

If any cash deposited with the paying agent is not claimed within one year following the effective time of the Merger, such cash will be delivered to the surviving corporation or Parent, at Parent’s election. Holders of Shares who have not received payment due to non-compliance with the exchange procedures shall be entitled to look only to the Surviving Corporation with respect to payment of the per-Share Merger consideration.

Treatment of Company Options Under Company Stock Plans

If the Merger Condition has been satisfied, after the Acceptance Time but prior to, and effective as of, the effective time of the Merger, the Company will take all necessary action to accelerate the vesting of each outstanding option to purchase shares of common stock under the Company’s stock plans that is outstanding as of immediately prior to the effective time of the Merger (the “Company Options”) other than any Assumed Options (defined below). At the effective time of the Merger, each outstanding Company Option, vested or unvested, other than the Assumed Options, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, an amount in cash equal to the product of (x) the total number of shares of common stock subject to the Company Option and (y) the amount, if any, by which the per-Share Merger consideration exceeds the exercise price per share under such Company Option, less any applicable tax withholding. Company Options where the exercise price per Share, as adjusted, is equal to or greater than the per-Share Merger consideration will be cancelled as of the effective time of the Merger for no value and without payment.

Under certain terms set forth in the Company’s stock plans or in the individual award agreements, certain of the Company Options require the consent of the holders thereof in order to be cancelled and converted as described above. These consist of (i) the Company Options issued to Mark Goldwasser on July 1, 2008 and June 20, 2013, (ii) the Company Options issued to Michael Ryan on October 15, 2013, then such Company, (iii) the Company Options issued to Frank Plimpton on December 17, 2012, (iv) the Company Options issued to Peter Zurkow on December 17, 2012, and (v) the Company Options issued to Salvatore Giardina on December 17, 2012. To the extent that a holder of such Company Options does not consent to the cancellation and conversion as described above, such holder’s non-consented Company Options are referred to herein as “Assumed Options.” If the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, effective as of the effective time of the Merger, if a holder of an Assumed Option does not consent to the cancellation and conversion of such Company Option, such Assumed Option, vested or unvested, will be converted into and become options to purchase shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”), and Parent will assume such Assumed Option, in accordance with the terms of the stock plan and award agreement by which it is evidenced, except that (i) such Assumed Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to such Assumed Option will be equal to the number of Shares subject to such Assumed Option immediately prior to the effective time of the Merger multiplied by an exchange ratio (as defined below) and rounding down to the nearest share, and (iii) the per share exercise price of such Assumed Option will be adjusted by dividing the per share exercise price of such Assumed Option by the exchange ratio and rounding up to the nearest cent. The term “exchange ratio” means the quotient obtained by dividing the per share merger consideration by the fair market value per share of Parent Common Stock immediately prior to the effective time of the Merger, as determined by the board of directors of Parent in its sole discretion.

Representations and Warranties

In the Merger Agreement, the Company made representations and warranties relating to, among other things:

•	the corporate organization, good standing and qualification of the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	required regulatory filings, consents and approvals of governmental entities;

•	the absence of conflicts with the Company’s organizational documents, applicable law or contracts to which the Company or any of our subsidiaries is a party;

•	the Company’s capital structure;

•	the Company’s financial statements and filings with the Commission;

•	the Company’s disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since September 30, 2015;

•	the Company’s compliance with laws and its possession of, and compliance with, permits;

•	the absence of legal proceedings involving the Company and our subsidiaries;

•	absence of any liability with respect to the services provided by, or on behalf of, the Company and its subsidiaries;

•	broker-dealer matters;

•	investment adviser matters;

•	taxes;

•	employee benefits;

•	the Company’s real properties;

•	environmental matters;

•	labor matters;

•	intellectual property;

•	privacy of personnel information;

•	material contracts;

•	the Company’s insurance coverage;

•	the accuracy of the information set forth in the Schedule TO and the other offer documents;

•	the absence of any transactions with affiliates of the Company;

•	brokers and finders;

•	opinion of the Company’s financial advisor; and

•	the inapplicability of takeover statutes on the Merger.

In the Merger Agreement, Parent and Acquisition Sub each made representations and warranties relating to, among other things:

•	the corporate organization, good standing and qualification of Parent and Acquisition Sub;

•	Parent’s and Acquisition Sub’s corporate power and authority to enter into and consummate the transactions contemplated by the Merger Agreement;

•	the due execution and delivery by Parent and Acquisition Sub of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Acquisition Sub;

•	required regulatory filings, consents and approvals of governmental entities;

•	the absence of conflicts with the organizational documents of Parent or Acquisition Sub, applicable law or contracts to which Parent or Acquisition Sub is a party;

•	the availability of the funds necessary to pay all amounts to be paid by Parent in connection with the Merger Agreement;

•	the absence of legal proceedings involving Parent or Acquisition Sub;

•	the ownership and operation of Acquisition Sub;

•	the accuracy of the information supplied by Parent for inclusion in the solicitation/recommendation statement and the other offer documents;

•	brokers and finders;

•	Parent’s and Acquisition Sub’s ownership of Shares; and

•	no approval requirement by Parent’s stockholders.

Many of the Company’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean:

Any event, circumstance, change, effect, development, condition or occurrence that has a material adverse effect on (a) the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole or (b) the ability of the Company to consummate the transactions.

For purposes of clause (a) above, none of the following, in and of itself or themselves shall constitute a Material Adverse Effect:

•	effects resulting from changes in the economy, political conditions or credit, financial, or capital markets generally in the United States or elsewhere in the world (including changes in interest rates and equity prices) (unless such effects resulting from any change, event, circumstance or development that (i) primarily relates to (or has the effect of primarily relating to) the Company and its subsidiaries or (ii) has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its subsidiaries compared to other companies operating in the Company’s geographic markets in the industries in which the Company and its subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•	effects resulting from events, circumstances, changes, effects, developments, conditions or occurrences generally affecting the industries in which the Company and its subsidiaries operate (unless such effects resulting from any change, event, circumstance or development that (i) primarily relates to (or has the effect of primarily relating to) the Company and its subsidiaries or (ii) has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its subsidiaries compared to other companies operating in the Company’s geographic markets in the industries in which the Company and its subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

effects resulting from changes announced or effective with respect to United States generally accepted accounting principles or rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of applicable law or any changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing (unless such effects resulting from any change, event, circumstance or development that (i) primarily relates to (or has the effect of primarily relating to) the Company and its subsidiaries or (ii) has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its subsidiaries compared to other companies operating in the Company’s geographic markets in the industries in which the Company and its subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•	effects resulting from (i) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or cash position by the Company or analysts or (ii) change in the market value or trading volume of Shares for any period ending on or after the date of the Merger Agreement (provided that such effect will not prevent or otherwise affect any event, circumstance, change, effect, development, condition or occurrence underlying such failure from being taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•	effects directly resulting from the public announcement or pendency of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	any effect relating to any action taken, or not taken, by the Company with Parent’s consent or contemplated expressly by the Merger Agreement;

•	acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or pandemics, earthquakes, hurricanes, tornados, drought or other natural disasters; or

•	any action arising from or relating to the Merger Agreement or the transactions contemplated thereby (except as it relates to any breach or violation of the Merger Agreement by the Company), including any notice that NASDAQ has commenced or threatened to commence any actions to delist the Shares listed on NASDAQ or impose any conditions on the Company solely as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed in the Merger Agreement that, until the Acceptance Time, except as required by applicable law or expressly provided by the Merger Agreement, the Company shall and shall cause its subsidiaries to:

•	conduct the Company’s business in all material respects in the ordinary and usual course; and

•	use commercially reasonable efforts to preserve the material components of the Company’s business organizations intact and maintain existing relations and goodwill with governmental entities, customers, clients, suppliers, licensees, licensors, partners, creditors and lessors, key employees and independent contractors, material service providers, agents and business associates and other persons with which it or any of its subsidiaries has significant business relations and keep available the services of the Company’s and its subsidiaries’ present officers and key employees; provided, however, that the Company and its subsidiaries shall not, without Parent’s prior written consent, put in place any new retention programs or include additional personnel in any existing retention programs.

The Company has also agreed that, until the Acceptance Time, except as expressly required by the Merger Agreement, with the prior written consent of Parent or as set forth in the disclosure schedule that the Company delivered to Parent in connection with the execution of the Merger Agreement, the Company will not and will not permit its subsidiaries to:

•	adopt or propose any change in its organizational or governing instruments;

•	merge or consolidate the Company or any of its subsidiaries (except for transactions solely among the Company’s wholly-owned subsidiaries that do not violate instruments binding on, or are not expected to materially increase net tax liability of, the Company and its subsidiaries);

•	issue, sell, transfer or otherwise dispose of any shares of capital stock of the Company or its subsidiaries, any debt securities of the Company or its subsidiaries that provide voting rights to the holders thereof or any rights to acquire the Company’s capital stock (other than issuance or transfer of common stock pursuant to outstanding awards under the Company’s equity award plans);

•	declare or pay any dividend (except for dividends paid by any of the Company’s subsidiaries to the Company or to one of its wholly-owned subsidiaries) or enter into any contract with respect to the voting of the Company’s capital stock;

•	adjust, reclassify, split, combine or subdivide, or redeem, purchase or otherwise acquire the Company’s capital stock;

•	acquire whether by purchase, merger, consolidation or acquisition of stock or assets any assets, securities, properties, interests or businesses, except for the certain capital expenditures and other than acquisitions of supplies, equipment, inventory, software and capital in the ordinary course of business consistent with past practice or acquisitions with a value or purchase price not in excess of $100,000 in any transaction or related series of transactions or $400,000 in the aggregate;

•	make any loans, advances, guarantees or capital contributions to or investments in any person (other than to the Company or any of its wholly-owned subsidiaries) except for such advances incurred in the ordinary course of business consistent with past practice not to exceed $500,000 in the aggregate;

•	incur, alter, amend or modify any indebtedness or guarantee a third party’s indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its subsidiaries (except for the incurrence of indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice that does not exceed $25,000 in the aggregate);

•	make or authorize any capital expenditures;

•	make any material changes in accounting policies or procedures, except as required by changes in GAAP;

•	release, assign, settle or satisfy any action or other liabilities or obligations for an amount (not covered by insurance) above $850,000 in the aggregate or providing for non-monetary relief (except for provisions in a settlement agreement relating to confidentiality, non-disparagement, releases and agreements not to sue);

•	amend or modify, in any material respect, or terminate any material contract, or enter into any contract that would be classified as a material contract under the Merger Agreement, other than in the ordinary course of business;

•	amend or modify, in any material respect, or terminate any material lease or material permit, other than in the ordinary course of business;

•	make any tax election, materially amend any tax return, settle any controversy with respect to a material amount of taxes or change any method of tax accounting;

•	grant to any third party any license, sublicense, covenant not to sue, immunity, authorization, release or other right with respect to any material intellectual property, assign or transfer to any third party any material intellectual property or abandon any material registered intellectual property rights, in each case except as in the ordinary course of business consistent with past practice;

•	terminate any executive officers or hire any new employees unless such hire is in the ordinary course of business consistent with past practice;

•	adopt, enter into, amend, terminate or extend any collective bargaining agreement;

•	except as required pursuant to existing written, binding agreements or by applicable law grant or provide any severance or termination payments or benefits to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employees;

•	increase the compensation, bonus or benefits of, pay any bonus to, or make any new equity awards to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employee (except for base salary increases or bonuses awarded to non-officer employees in the ordinary course of business consistent with past practice (which bonuses shall not exceed $10,000 in the aggregate));

•	make any new equity-based awards to any director, officer or non-officer employee;

•	establish, adopt, amend or terminate any Company benefit plan (except as required by law) or amend the terms of any outstanding equity-based awards;

•	accelerate vesting or payment, or fund or secure payment, of compensation or benefits under any Company benefit plan (if not already contemplated by such plan);

•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

•	forgive any loans to directors, officers or key employees of the Company or any of its subsidiaries;

•	reclassify any independent contractor as an employee of the Company or any of its subsidiaries unless the Company reasonably believes that such a change is advisable in order to comply with applicable law;

•	fail to use commercially reasonable efforts to renew or maintain the Company’s and its subsidiaries’ insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business;

•	adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring; or

•	take any action that would, or would be reasonably likely to, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the related transactions contemplated by the Merger Agreement.

No Solicitation of Other Offers

Under the Merger Agreement, the Company has agreed that, except as expressly permitted by the Merger Agreement, neither the Company nor any of its subsidiaries will, directly or indirectly, nor shall it authorize or permit their respective representatives to, directly or indirectly:

•	initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any non-public information relating to the Company or any of its subsidiaries, or afford access to the Company’s and its subsidiaries’ business, properties, assets, books, records or personnel that would reasonably be expected to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•	approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle with respect to an acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding these restrictions, prior to the Acceptance Time, if the Company has not breached the no solicitation restrictions summarized above and its other obligations summarized below the captions “No Solicitation of Other Offers” and “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal,” the Company may (i) provide information to a person and may afford access to the business, properties, assets, books, records or personnel of the Company or any of its subsidiaries in response to a request therefor by such person who has made an unsolicited bona fide written acquisition proposal if the Company receives from the person so requesting such information an executed confidentiality agreement on terms not more favorable to such person than those contained in the confidentiality agreement the Company entered into with Parent on January 14, 2016 and prior to or concurrently delivers to Parent any such information to the extent not previously provided to Parent and (ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written acquisition proposal of the type described in clause (i) above and engage in the other permitted activities, if and only to the extent that, prior to taking any action described in clauses (i) and (ii) above, the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) that:

•	failure to take such action would be reasonably likely to be a violation of the directors’ fiduciary duties under applicable law, and

•	based on the information then available, such acquisition proposal constitutes a superior proposal.

The Company has agreed to notify Parent promptly (in any event within 48 hours) of receipt by the Company or any of its representatives of any acquisition proposals, inquiries with respect thereto or requests for information, discussions or negotiations, including details regarding the name of the person making such contact, and the material terms and conditions of any proposals or offers. The Company must also provide to Parent copies of any written requests, proposals or offers, including proposed agreements that the Company receives and keep Parent informed, on a current basis of the status and terms of any such proposals or offers, including any changes thereto. In any case, the Company must notify Parent before providing information to, or entering into discussions or negotiations with, any person regarding an acquisition proposal.

The Company has agreed to, and to cause its subsidiaries and its and their respective representatives to, immediately cease and terminate any activities, discussions or negotiations regarding any acquisition proposal that were ongoing when the Merger Agreement was executed. The Company also agreed to request that any person who entered into a confidentiality agreement with the Company prior to the date of the Merger Agreement in connection with a transaction involving, or the acquisition of, the Company or any of its subsidiaries (or any portion thereof) to return or destroy all confidential information previously furnished by the Company or its representatives to such person.

The Merger Agreement defines an “acquisition proposal” as (i) any proposal, indication of interest or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of its significant subsidiaries and (ii) any acquisition by any person of, or proposal or offer, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company or those of any of its subsidiaries, or the acquisition, purchase or disposition of the business or 20% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and its subsidiaries outside the ordinary course of business.

The Merger Agreement defines a “superior proposal” as a bona fide unsolicited written acquisition proposal (provided that the references to “20%” in the definition of acquisition proposal are deemed to be references to

“50%”) that the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, the legal, financial, regulatory, timing and other aspects of the acquisition proposal, the person making the acquisition proposal, and the conditions for completion of the acquisition proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition) (i) is more favorable to the Company stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (after taking into account any changes to the terms of the Merger Agreement proposed by Parent in writing in response to such acquisition proposal and any other information provided by Parent pursuant to the Merger Agreement) and (ii) is reasonably likely to be consummated in accordance with its terms.

The Company has agreed that it will be responsible for any material violations of the no solicitation restrictions contained in the Merger Agreement by its or any of its subsidiaries representatives.

In addition to the rights described above, the Company may terminate the Merger Agreement, pay a termination fee and enter into a definitive agreement with respect to a superior proposal under certain circumstances. See “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal” below.

Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal

After careful consideration, the Company Board, based upon the unanimous recommendation of independent review committees of the Company Board, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and, if applicable, the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) resolved to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer; (d) elected that the Merger contemplated by the Merger Agreement, if any, be expressly governed by Section 251(h) of the DGCL; (e) approved the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement and the transactions contemplated thereby for purposes of and in accordance with Section 203 of the DGCL; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, including the Merger Condition, Parent, Acquisition Sub and the Company will cause the Merger to become effective without a meeting of the stockholders of the Company to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL.

The Merger Agreement provides that neither the Company Board, nor any committee thereof, shall:

•	fail to include the Company Board’s recommendation in the Schedule 14D-9;

•	withhold, withdraw, qualify, amend or modify (or publicly propose to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the Company Board’s recommendation;

•	publicly approve, recommend or otherwise declare advisable any acquisition proposal; or

•	publicly propose to do any of the foregoing (any action or omission described in this item or the items above being referred to as “Change of Recommendation”).

Furthermore, neither the Company Board nor any committee thereof shall (and shall not publicly propose to) authorize, approve, recommend, publicly declare advisable or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or agreement that requires the Company to abandon or terminate the Merger Agreement, the Offer or the Merger, or any agreement relating to any acquisition proposal (an “Alternative Acquisition Agreement”).

However, prior to the Acceptance Time, the Company Board may, under specified circumstances, make a Change of Recommendation only if the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) that:

•	failure to take such action would be reasonably likely to be in violation of the Company Board’s fiduciary duties under applicable law; and

•	if such action relates to any acquisition proposal, based on the information then available, that such acquisition proposal constitutes a superior proposal.

The Company Board may make a Change of Recommendation as described above only if the Company provides Parent with at least five business days’ notice of its intention to take such action and its basis for doing so, including in the case of any acquisition proposal the name of the person making the acquisition proposal and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements), provided that:

•	during the notice period, the Company shall not enter into any Alternative Acquisition Agreement;

•	the Company and its advisors negotiate with Parent (to the extent Parent desires to negotiate) in good faith during such notice period; and

•	following the end of such notice period, after considering any changes to the Merger Agreement proposed by, and other information provided by, Parent during the notice period, the Company Board has determined (after consultation with its financial advisors and outside legal counsel) that if such changes were to be made that the Company Board’s failure to make a Change of Recommendation or terminate the Merger Agreement would be reasonably likely to be in violation of the Company Board’s fiduciary duties under applicable law and that any superior proposal continues to constitute a superior proposal.

Any change to any of the financial or other material terms of any superior proposal made to the Company will be deemed a new acquisition proposal that will require giving of new notice to Parent and the commencement of a new five business day notice period, during which the Company must again comply with the requirements summarized above. In addition, if the Company Board decides to terminate the Merger Agreement with Parent following receipt of a superior proposal upon the terms summarized above, the Company must pay the applicable termination fee as described in further detail below under the caption “Termination Fee.”

Agreements to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, the Company and Parent have agreed to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable.

The Merger Agreement also requires the Company and Parent to file as promptly as practicable all documentation to effect all necessary notices, reports or other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary from any third party or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires the Company or Parent, or permits the Company to take or consent to any action that would be reasonably expected to result in a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole.

Subject to reasonable limitations limiting access to outside counsel and applicable law, each of the Company and Parent also agreed to keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other party:

•	copies of notices, correspondence or other communications received from third parties or any governmental entity with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	all information as may be reasonably required for the preparation and submission of any filing, notice or application made to any third party and/or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	notice of any material oral or written communication from any governmental entity regarding such filings, or such transactions.

In addition, subject to reasonable limitations limiting access to outside counsel, each of the Company and Parent also agreed to permit the other party to attend and participate in substantive communications and meetings with governmental entities with respect to any filings, investigation or other inquiry relating to the Offer, the Merger or other transactions contemplated by the Merger Agreement. Subject to consultation with the Company and other limitations set forth in the Merger Agreement, Parent has the right to direct all matters with any governmental entity.

Offer Funds

In the initial Merger Agreement, Parent agreed to deposit into a segregated bank account at a financial institution of Parent’s choosing an amount in cash sufficient to pay all amounts required to be paid by Parent or Acquisition Sub in connection with the Merger Agreement, including, without duplication, the payment of the aggregate Offer Price and the aggregate per-share Merger consideration. However, this covenant was deleted in its entirety in Amendment No. 1 to the Merger Agreement.

Indemnification and Directors’ and Officers’ Insurance

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and its subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of April 27, 2016 will survive the Offer and Merger, if applicable, and, if the Merger Condition is satisfied, will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law.

Prior to the Acceptance Time, the Company shall have purchased, or if the Merger Condition is satisfied, as of the effective time of the Merger, Parent or the surviving corporation shall have purchased, a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the Acceptance Time. Such policy will cover claims arising from facts or events that occurred on or before the Acceptance Time and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company’s current directors’ and officers’ liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, the Company, or if the Merger Condition is satisfied, Parent or the Surviving Corporation, shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

Employee Matters

From and after the Acceptance Time, the Company shall, or if the Merger Condition is satisfied, Parent shall cause the Surviving Corporation to, honor all Company benefit plans, and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Acceptance Time, provided that nothing in the Merger Agreement shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms or if otherwise required by applicable law. Notwithstanding the above, nothing in the Merger Agreement is intended to be or does or will constitute an amendment to or establishment of any employee benefit plan, program, policy, agreement or other arrangement or, subject to the above, shall prevent the amendment or termination of any such plan, program, policy, agreement or other arrangement.

Stockholder Rights Agreement

Simultaneously with the execution of the Merger Agreement, Acquisition Sub and the Company executed and delivered the Stockholder Rights Agreement, which will become effective only if the Offer is consummated and the Merger Condition is not satisfied.

Voting Agreement

Simultaneously with the execution and delivery of the Merger Agreement, each of the directors of the Company and any of their affiliates that own Shares executed and delivered to Parent a voting agreement and irrevocable proxy pursuant to which such stockholders agree that they will vote the Shares beneficially owned by them in favor of the directors nominated by Acquisition Sub to the Company Board pursuant to the Stockholder Rights Agreement at the 2016 annual meeting of the stockholders of the Company, which will become effective only if the Offer is consummated and the Merger Condition is not satisfied.

Warrant Issuance

In the event that the Offer is consummated and the Merger Condition is not satisfied, the Company has agreed to issue a Warrant to each holder of record of Shares as of the Warrant Record Date, to purchase one Share for each Share owned by such stockholder as of the Warrant Record Date at an exercise price equal to the Offer Price that will expire on the fifth anniversary of their issuance. The Warrants will be issued under the Warrant Agreement. The Warrants will not be exercisable or transferable by Parent or Acquisition Sub. The Company will use its commercially reasonable efforts to issue the Warrants and offer the Shares issuable upon exercise of the Warrants pursuant to a registration statement under the Securities Act and will use its commercially reasonably efforts to file the registration statement with the Commission and cause it to be declared effective by the Commission within 90 days of the Acceptance Time. The Company will take all necessary action to reserve a sufficient number of Shares for issuance upon exercise of the Warrants.

Rule 14d-10 Matters

Prior to the Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and take all other action reasonably necessary to satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Company 2016 Stockholder Meeting

The Company agreed that neither it nor the Company Board, or any director thereof, will hold nor permit to be held the 2016 annual meeting of the stockholders of the Company prior to the Acceptance Time unless the Delaware Court of Chancery orders the meeting to be held upon the application of any stockholder or director of the Company.

Other Covenants

The Merger Agreement contains additional agreements between the Company and Parent relating to, among other things:

•	Parent’s reasonable access to the Company’s employees, properties, books, contracts and records between the date of the Merger Agreement and the effective time of the Merger (subject to applicable legal obligations and restrictions);

•	if the Merger Condition is satisfied, actions necessary to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the shares under the Exchange Act as promptly as practicable after the effective time of the Merger;

•	press releases and other public announcements relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement;

•	the actions necessary if state takeover laws are or become applicable to the Offer or the Merger or other transactions contemplated by the Merger Agreement to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable;

•	control of stockholder litigation;

•	the notification of certain matters; and

•	the actions necessary to cause the dispositions of certain common stock and equity-based securities by directors and officers of the Company pursuant to the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger

Each party’s obligation to effect the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of the following conditions:

•	no law or injunction shall have been issued or enacted by any court or governmental entity that restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	no governmental entity shall have instituted any action (which remains pending at what would otherwise be the effective time of the Merger) before any court seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	Acquisition Sub shall have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Parent and Acquisition Sub under the Merger Agreement if Acquisition Sub fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer); and

•	as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Parent and its controlled affiliates, represents at least 80% of all then-outstanding Shares.

Termination of the Merger Agreement

Subject to the survival of certain provisions, the Merger Agreement will automatically terminate if the Offer is consummated and the Merger Condition is not satisfied.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the effective time of the Merger by mutual written consent of the Company and Parent.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the effective time of the Merger by either the Company or Parent if:

•	the Acceptance Time has not occurred by September 30, 2016; provided, that if the FINRA Condition has not been satisfied or waived prior to the Acceptance Time and each of the other applicable Offer Conditions has been satisfied or waived or remains capable of satisfaction, by mutual consent of the Company and Parent, the termination date may be extended to October 28, 2016 for the purpose of satisfying such condition (such date, including any permitted extensions thereof, the “Termination Date”); or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger becomes final and non-appealable.

However, a party may not terminate the Merger Agreement pursuant to the above provisions if such party has breached in any material respect its obligations under the Merger Agreement in any manner that primarily contributed to the occurrence of the failure of such condition to the consummation of the Offer or the Merger.

The Merger Agreement may be terminated by the Company, in which case, the Offer and the Merger shall be abandoned:

•	if prior to the Acceptance Time, Parent or Acquisition Sub has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, and such breach or failure has resulted or would reasonably be expected to result in the failure of Parent or Acquisition Sub to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the terms of the Merger Agreement, and such breach or failure is not curable by the Termination Date, or if curable, is not cured by such date, and the Company provides Parent with at least 30 days written notice prior to such termination and the Company is not otherwise in material breach of any of its covenants or agreements;

•	in order to accept a “superior proposal” and the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement for the superior proposal, provided that, at such time, the Company has complied with the obligations summarized in “No Solicitation of Other Offers” and the Company pays Parent the required Termination Fee prior to or concurrently with the termination;

•	if Acquisition Sub shall have failed to commence the Offer within three business days of the time period set forth in the Merger Agreement; provided, however, that the Company shall not have the right to terminate the Merger Agreement pursuant to this provision if Parent’s or Acquisition Sub’s failure to commence the Offer is primarily due to the Company’s material breach of any of its covenants or agreements contained in the Merger Agreement; or

•	If all of the Merger Conditions have been and continue to be satisfied or waived (to the extent permitted by the Merger Agreement and under applicable laws), and Acquisition Sub has not accepted for payment, and paid for, all the Shares that are validly tendered and not withdrawn pursuant to the Offer on or prior to the third business day after all such conditions have been satisfied or waived following the expiration of the Offer.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned by Parent, if:

•	the Company Board makes a Change of Recommendation or the Company breaches is obligations summarized in “No Solicitation of Other Offers” or “Ability to Change Board Recommendation/ Termination in Connection with a Superior Proposal;”

•	following the receipt or public announcement of an acquisition proposal, the Company Board fails to reaffirm its recommendation of the Merger within five business days after receipt of any reasonable written request to do so from Parent;

•	following public disclosure of a tender offer or exchange offer for 35% or more of the outstanding Shares (other than by Parent or its affiliates), the Company Board fails to recommend against such tender offer or exchange offer within 10 business days after the commencement of such tender offer or exchange offer;

•	prior to the Acceptance Time, the Company has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that certain Offer conditions are not satisfied and such breach or condition is not curable or not cured by the Termination Date, and Parent provides the Company with at least 30 days written notice prior to such termination and Parent and Acquisition Sub are not otherwise in material breach of any of their respective covenants or agreements under the Merger Agreement; or

•	Parent has notified the Company in writing that it or Acquisition Sub desires to waive the FINRA Condition and that all other Offer Conditions have been satisfied or waived (to the extent permitted by the Merger Agreement and under applicable laws) and the Company either does not provide Parent with written consent to waive such condition within two business days of receipt of such notification or unreasonably conditions such waiver (as determined by Parent in its sole discretion) (if the FINRA Condition is waived, the parties agreed that the Offer will remain open for at least five business days from the date such waiver has been made and the related restrictions or limitations imposed by FINRA will be disclosed by the parties, or such shorter time as the parties mutually agree, after consultation with their counsel).

Termination Fees

If the Merger Agreement is terminated under the situations described in further detail below, the Company or Parent, as applicable, may be required to pay a termination fee to the other party.

The Company must pay the Company Termination Fee to Parent if:

•	the Company or Parent terminates the Merger Agreement because the Acceptance Time has not occurred by the Termination Date or Parent terminates the Merger Agreement because the Company has breached its representations, warranties, covenants or agreements under the Merger Agreement such that certain Offer Conditions are not satisfied and:

•	an acquisition proposal has been publicly disclosed and not clearly withdrawn in good faith before the Termination Date; and

•	within 12 months after termination of the Merger Agreement, the Company or any of its subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of its subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and its subsidiaries outside the ordinary course of business), in each case whether or not such acquisition proposal is the same as the original acquisition proposal referenced above;

•	the Company terminates the Merger Agreement in order to accept a superior proposal and enter into an Alternative Acquisition Agreement related to such superior proposal after complying with the obligations summarized in “No Solicitation of Other Offers” and “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal;” or

•	Parent terminates the Merger Agreement because:

•	the Company Board makes a Change of Recommendation or the Company has breached its obligations summarized in “No Solicitation of Other Offers” or “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal;”

•	following receipt or public announcement of an acquisition proposal, the Company Board fails to reaffirm its recommendation within five business days after receipt of any reasonable request to do so from Parent; or

•	following the public disclosure of a tender offer or exchange offer for 35% or more of outstanding shares of the Company’s common stock (other than by Parent or its affiliates), the Company Board fails to recommend against such tender offer or exchange offer within 10 business days after the commencement of such tender offer or exchange offer (any termination contemplated in the items above by Parent or the Company, a “Company Termination Fee Trigger”).

Parent must pay the Parent Termination Fee to the Company if:

•	Company terminates the Merger Agreement because Acquisition Sub failed to commence the Offer within three business days of the time period set forth in the Merger Agreement.

For purposes of the Merger Agreement, “Company Termination Fee” means $1,820,281 and “Parent Termination Fee” means $4,375,000.

The Merger Agreement provides that in no event will the Company be required to pay the Company Termination Fee on more than one occasion or will Parent be required to pay the Parent Termination Fee on more than one occasion.

The payment of the Company Termination Fee and the Company Expense Reimbursement (as defined below) by the Company, as applicable, if such payments are payable and actually paid, is the sole and exclusive remedy available to Parent and Acquisition Sub against the Company or any of its affiliates for any breach, liability, loss or other damage suffered or incurred by Parent or Acquisition Sub with respect to the Merger Agreement and the transactions contemplated thereby in the event any such payment becomes due and payable and is paid, and, upon payment of the Company Termination Fee and any Company Expense Reimbursement, as applicable, by the Company, the Company (and its affiliates and its and their respective directors, officers, employees, stockholders and representatives) will have no further liability to Parent and Acquisition Sub under the Merger Agreement or the transactions contemplated thereby, except for any liabilities or damages arising out of the Company’s willful and material breach of, or fraud in connection with, the Merger Agreement. If the Company fails to promptly pay the Company Termination Fee or the Company Expense Reimbursement and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee and/or the Company Expense Reimbursement (or any portions thereof), as applicable, the Company shall pay Parent its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made (the “Prime Rate”).

The payment of the Parent Termination Fee by Parent if such payment is payable and actually paid, is the sole and exclusive remedy available to the Company and any controlling person, director, officer, employee, member, manager, agent or affiliate thereof, or to any controlling person, director, officer, employee, member, manager, agent or Affiliate of any of the foregoing (the “Company Related Parties”) against Parent, Acquisition Sub or their respective affiliates for any breach, liability, loss or other damage suffered or incurred by the Company or any of the Company Related Parties with respect to the Merger Agreement and the transactions contemplated thereby as it relates to the breach, liability, loss or other damage that resulted in the payment of the Parent Termination Fee under the Merger Agreement (the “Triggering Event”) in the event any such payment becomes due and payable and is paid, and, upon payment of the Parent Termination Fee by Parent, Parent and Acquisition Sub (and their respective affiliates and their respective directors, officers, employees, stockholders and representatives) will have no further liability to the Company under the Merger Agreement or the transactions contemplated thereby with respect to the Triggering Event. If Parent fails to promptly pay the Parent Termination Fee or any Parent Expense Reimbursement and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the Parent Termination Fee or any Parent Expense Reimbursement (or any portions thereof), Parent shall pay the Company its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the Prime Rate.

Expenses and Expense Reimbursement

Except for the expense reimbursement requirements described below, whether or not Shares are purchased in the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

If the Merger Agreement is terminated under the situations described in further detail below, the Company or Parent, as applicable, may be required to pay certain transaction expenses of the other party.

The Company must reimburse Parent all reasonably documented fees and expenses incurred by Parent, Acquisition Sub and their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum of $750,000 (the “Company Expense Reimbursement”) if:

•	prior to the Acceptance Time, the Company has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that certain Offer conditions are not satisfied and such breach or condition is not curable or not cured by the Termination Date, and Parent provides the Company with at least 30 days written notice prior to such termination and Parent and Acquisition Sub are not otherwise in material breach of any of their respective covenants or agreements under the Merger Agreement; or

•	Parent has notified the Company in writing that it or Acquisition Sub desires to waive the FINRA Condition and that all other Offer Conditions have been satisfied or waived (to the extent permitted by the Merger Agreement and under applicable laws) and the Company either does not provide Parent with written consent to waive such condition within two business days of receipt of such notification or unreasonably conditions such waiver (as determined by Parent in its sole discretion) (if the FINRA Condition is waived, the parties agreed that the Offer will remain open for at least five business days from the date such waiver has been made and the related restrictions or limitations imposed by FINRA will be disclosed by the parties, or such shorter time as the parties mutually agree, after consultation with their counsel).

Parent must reimburse the Company all reasonably documented fees and expenses incurred by Parent, Acquisition Sub and their respective Affiliates in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum of $750,000 (the “Parent Expense Reimbursement”) if:

•	prior to the Acceptance Time, Parent or Acquisition Sub has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement that has resulted or would reasonably be expected to result in the failure of Parent or Acquisition Sub to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the terms of the Merger Agreement, and such breach or condition is not curable by the Termination Date, or if curable, is not cured by such date, and the Company provides Parent with at least 30 days written notice prior to such termination and the Company is not otherwise in material breach of any of its covenants or agreements; or

•	all of the Merger Conditions have been and continue to be satisfied or waived (to the extent permitted by the Merger Agreement and under applicable laws), and Acquisition Sub has not accepted for payment, and paid for, all the Shares that are validly tendered and not withdrawn pursuant to the Offer on or prior to the third business day after all such conditions have been satisfied or waived following the expiration of the Offer.

The Merger Agreement provides that the payment of the Parent Expense Reimbursement will in no way impact any remedy the stockholders of the Company may have in respect of the events giving rise to the payment of the Parent Expense Reimbursement.

Specific Performance

Each of the parties is entitled to specific performance to enforce performance of any covenant or obligation under the Merger Agreement or injunctive relief to prevent any breach thereof.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement by executed written agreement at any time.

At any time before the effective time of the Merger, each of the parties to the Merger Agreement may extend the time for performance or waive compliance with any of the agreements or conditions contained in the Merger Agreement to the extent permitted by applicable law.

Summary of the Support Agreement

On April 27, 2016, in connection with the execution and delivery of the Merger Agreement, certain officers and directors of the Company (and certain of their affiliates) who are also stockholders of the Company (the “Supporting Stockholders”), who together hold approximately 18.3% of the outstanding Shares, entered into a support and voting agreement (the “Support Agreement”) pursuant to which during the term of such agreement, such Supporting Stockholder has agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of such Supporting Stockholder’s Shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Support Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Summary of the Stockholder Rights Agreement

In connection with the execution and delivery of the Merger Agreement, Acquisition Sub and Parent entered into a stockholders rights agreement that will become effective in the event that the Merger Condition is not satisfied (the “Stockholders Rights Agreement”). Pursuant to the Stockholders Rights Agreement, if, as of the closing of the Offer, Acquisition Sub and its affiliates own at least 35% of all then outstanding Shares, Acquisition Sub and its affiliates will be prohibited from taking the following actions:

•

until the earlier of (x) the date that is three years after the Acceptance Time and (y) the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding Shares, Acquisition Sub will refrain from proposing, initiating or entering into any transaction or series of related transactions (including, a reverse stock split, a cash-out merger or similar transaction) with respect to the Company that constitute or result in (i) a “going private transaction” (as defined in Section 13(e) of the Exchange Act and the regulations of the Commission issued thereunder), (ii) an acquisition of any outstanding shares of the Company from any stockholder primarily for cash, or (iii) an acquisition, merger or sale with or into a person whose securities are not listed on a national securities exchange immediately following the consummation of such transaction or transactions, provided, however, such restriction will not prohibit any transaction (a) where the per share cash consideration paid to the stockholders of the Company other than Acquisition Sub or its affiliates in connection with such transaction is greater than or equal to the Offer Price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like that occur after the Acceptance Time, (b) not proposed or initiated by the Major Acquisition Sub or any of its affiliates, or (c) that is approved by the holders of a majority of all then outstanding Shares (excluding from both the numerator and the denominator any Shares held by the Major Stockholder and its Affiliates);

•	until the earlier of (x) the date that is three years after the Acceptance Time and (y) the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding Shares, Acquisition Sub shall, and shall cause its affiliates to, refrain from proposing, initiating or entering into any transaction or series of related transactions with respect to the Company that would result in a reverse stock split of a ratio greater than or equal to 100 to 1; and

•	until the earlier of (x) the date that is one year after the Acceptance Time and (y) the date that Acquisition Sub and its affiliates own less than 20% of all then outstanding Shares, Acquisition Sub shall, and shall cause its affiliates to, refrain from making any proposal or offer with respect to any sale of substantially all of the stock or assets, merger, joint venture, partnership, consolidation, tender offer, exchange offer, share exchange, business combination or similar transaction with respect to the Company or any of its subsidiaries, on the one hand, and the Acquisition Sub or any of its affiliates, on the other hand; provided, however, such restriction will not prohibit any transaction if (i) (x) the Company Board obtains an opinion from an independent investment banking firm that such transaction or series of related transactions is fair to the stockholders of the Company other than Acquisition Sub and its affiliates from a financial point of view and (y) a majority of the disinterested members of the Company Board approve such transaction or series of related transactions or (ii) such transaction or series of related transactions is approved by the holders of a majority of all then outstanding Shares (excluding from both the numerator and the denominator any Shares held by the Acquisition Sub and its Affiliates).

The Stockholders Rights Agreement also provides Acquisition Sub certain director nomination rights with respect to the Company Board. Commencing with the 2016 annual meeting of the stockholders of the Company and continuing through the third anniversary of the closing of the Offer, for so long as Acquisition Sub holds any Shares, Acquisition Sub will have the right to designate for nomination by the Company Board or its committee all directors to be elected at any annual or special meeting of the stockholders of the Company. The foregoing summary is qualified in its entirety by reference to the complete text of the Stockholder Rights Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

Summary of the Voting Agreement

In connection with the execution and delivery of the Merger Agreement, the Supporting Stockholders entered into a voting agreement (the “Voting Agreement”) with Parent and Acquisition Sub pursuant to which, if the Merger Condition is not satisfied, each of them will irrevocably grant Parent and Acquisition Sub such Supporting Stockholder’s proxy to vote all of such stockholder’s Shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of the Company, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to the Company Board as provided in the Stockholder Rights Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.

Summary of the Confidentiality Agreement

On January 14, 2016, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain exceptions, the parties agreed to keep confidential certain non-public information relating to the other party in connection with a possible transaction between the Company and Parent. The parties also agreed under the Confidentiality Agreement not to solicit for hire any employee of the other part for six months after the date of the Confidentiality Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds

Parent and Acquisition Sub estimate that Acquisition Sub will need up to approximately $40.5 million to complete the Offer and, if applicable, the Merger. Parent will use cash on hand to purchase the Shares in the Offer.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition and (c) if we consummate the Offer and the Merger Condition is satisfied, we will acquire all remaining Shares for the same price in the Merger.

13.	Conditions to the Offer

Notwithstanding any other provisions of the Merger Agreement or the Offer, Acquisition Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if at any time on or after the date of the commencement of the Offer and prior to the expiration time of the Offer, any of the following events shall occur and be continuing at the then-scheduled expiration time of the Offer:

•	the FINRA Condition shall not have been satisfied; provided, however, such condition shall no longer be a condition to the Offer if, upon consummation of the Offer, Acquisition Sub (together with Shares owned by Opus Point Partners LLC and its affiliates) would own less than 25% of all the then outstanding Shares and results in the withdrawal by the Company of the Rule 1017 Application as directed by FINRA;

•	(x) (a) the representations and warranties of the Company regarding capital structure, Material Adverse Effect, and brokers and finders shall not be true and correct in all respects (other than in de minimis and immaterial respects in the case of the representation regarding capital structure), (b) the representations and warranties of the Company regarding organization, good standing and qualification; subsidiaries, corporate Authority; approval, Foreign Corrupt Practices Act violations, broker-dealer matters, investment advisor matters and takeover statutes (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) shall not be true and correct in all material respects and (c) the representations and warranties of the Company contained in the Merger Agreement other than those specified in the foregoing clauses (a) and (b) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall not be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or would be reasonably expected to have a Material Adverse Effect, in the case of each of clauses (a), (b) and (c), as of the date of the Merger Agreement and as of the Acceptance Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date) or (y) Parent shall not have received at the Acceptance Time a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that the conditions set forth in this clause (ii) have been satisfied;

•	the Company shall not have performed in all material respects any agreement or covenant required to be performed by it under the Merger Agreement at or prior to the Acceptance Time, and Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect;

•	since the date of the Merger Agreement, there shall have occurred any change, state of facts, circumstance, event or development (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect;

•	a court or other federal, state, local, multinational or foreign governmental, administrative or regulatory (including stock exchange) authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (“Governmental Entity”) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Support Agreement;

•	the Company Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Acquisition Sub the Company Recommendation or shall have made a Change of Recommendation;

•	the Company shall have failed to deliver signed resignation letters from each member of the Company Board in office immediately prior to the Acceptance Time pursuant to the Merger Agreement;

•	in the event that Acquisition Sub (together with the Shares then owned by Opus Point Partners, LLC and its Affiliates) will own at least 25% of all then outstanding Shares upon consummation of the Offer, the Company shall have failed to deliver, or cause to be delivered, to Parent the consents of National Financial Services LLC to the transactions contemplated by the Merger Agreement pursuant to (a) the Fully Disclosed Clearing Agreement, as amended, between National Financial Services LLC and National Securities Corporation and (b) the Fully Disclosed Clearing Agreement, as amended, between National Financial Services LLC and vFinance Investments, Inc.;

•	the Company shall have failed to provide evidence reasonably satisfactory to Parent of the termination of the Settlement Agreement dated June 6, 2014 among the Company, Iroquois Capital Management L.L.C. and the other parties named therein; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub, may be asserted by Parent or Acquisition Sub prior to the expiration of the Offer or may be waived (to the extent permitted by the Merger Agreement, the Exchange Act, including Rule 14(e), and any other applicable laws) by Parent or Acquisition Sub prior to the expiration of the Offer; provided, however, neither Parent nor Acquisition Sub may waive the FINRA Condition without the prior written consent of the Company. Parent and Acquisition Sub have agreed to waive as of the date hereof the condition set forth in the eighth bullet above.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Acquisition Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or Acquisition Sub prior to the expiration of the offer to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall may be asserted prior to the expiration time of the Offer.

Parent acknowledges that (i) any waiver of a condition may require the extension of the Offer and recirculation of new disclosure to the Company’s stockholders, (ii) in the event that a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts (including whether or not Parent expects that the failure of a condition to be satisfied due to such events may reasonably be expected to be cured prior to the expiration time of the Offer), Parent shall inform the Company’s stockholders how it intends to proceed promptly, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Parent makes a good faith determination that the failure of a condition to be satisfied may reasonably be expected to be cured prior to the expiration time of the Offer, (iii) in the event that Parent accepts Shares for payment in the Offer and certain conditions to the Offer have not been satisfied at that time, such conditions will be deemed to have been waived, (iv) Parent shall not, and the terms of the Offer shall not give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the Offer, such that its Offer would be effectively illusory and (v) in the event that a condition is triggered and Parent makes a definitive determination not to invoke such condition in connection with the Offer, Parent shall publicly announce such determination and waive such condition.

As of August 8, 2016, 12,432,575 Shares were outstanding. In order to satisfy the Merger Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 9,946,060 Shares, which is the minimum number of Shares equivalent to at least 80% of the Shares, assuming no change in the Shares outstanding since August 8, 2016.

We believe that the number of Shares outstanding immediately prior to expiration of the Offer is likely to change from the number of Shares outstanding as of August 8, 2016, due to vesting and forfeitures of Company Options, exercise by employees of Company Options, exercise of Warrants and ordinary course and other changes and, accordingly, the number of currently outstanding Shares required to be tendered to satisfy the Merger Condition is likely to change. We do not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions. As of August 8, 2016, there are 1,224,500 Company Options outstanding and 23,029 Warrants outstanding.

14.	Dividends and Distributions

The Merger Agreement provides that neither the Company nor its subsidiaries will, between the date of the Merger Agreement and the Acceptance Time, declare, accrue, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by the Company’s subsidiaries to the Company). See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Prior to Closing.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Acquisition Sub’s review of publicly available filings by the Company with the Commission and other information regarding the Company, Parent and Acquisition Sub are not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Acquisition Sub or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Acquisition Sub or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Acquisition Sub are not aware of any filings, approvals or other actions by or with any governmental entity or administrative or regulatory agency that would be required for Parent’s and Acquisition Sub’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Acquisition Sub currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate. In such an event, the Offerors may not be required to purchase any Shares in the Offer. See Section 13—“Conditions to the Offer.”

FINRA Approval. The indirect changes in control of the Broker-Dealer Subsidiaries are subject to approval by FINRA. On May 24, 2016, the Company filed with FINRA the Rule 1017 Application, the application required to be submitted to obtain the necessary approval. The Company is to use its reasonable best efforts to have the Rule 1017 Application approved as promptly as practicable. After consummation of the Offer, if Acquisition Sub (together with Shares owned by Opus Point Partners LLC and its affiliates) owns less than 25% of all the then outstanding Shares, FINRA may direct the Company to withdraw the Rule 1017 Application.

HSR Act; Antitrust Matters. Parent has determined that it is not required to make any filings or notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Stockholder Approval Not Required. The Company has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger agreement is not required if certain requirements are met, including, among other things, that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Offer is consummated and the Merger Condition is satisfied, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, including the Merger Condition, Parent, Acquisition Sub and the Company will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of the stockholders of the Company to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

State Takeover laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (described to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. The Company has represented to us in the Merger Agreement that the Company has, in accordance with the provisions of Section 203, taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement and the transactions contemplated thereby from Section 203, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger.

Acquisition Sub has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Acquisition Sub reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Acquisition Sub may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Acquisition Sub might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Acquisition Sub may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the Offer Price that we are offering to pay the stockholders in the Offer and the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights, that the merger has been approved, and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective time of the Merger, if any.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the Schedule 14D-9 and Section 262 of the DGCL carefully, because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his, her or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger, if any. A stockholder may withdraw his, her or its demand for appraisal by delivering to us a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any Company stockholders wishing to pursue appraisal rights with respect to the Merger consult their legal advisors.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger, if any, or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger, if any, or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Acquisition Sub believes that Rule 13e-3 will be applicable to the Merger, if any.

16.	Fees and Expenses

Parent has retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, electronic mail, telephone, telecopy, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Acquisition Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Parent or Acquisition Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Acquisition Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Acquisition Sub and Parent have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8—“Certain Information Concerning the Company—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation that Acquisition Sub or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Acquisition Sub not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Acquisition Sub, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

FORTRESS BIOTECH, INC.

FBIO ACQUISITION, INC.

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PARENT AND ACQUISITION SUB

1.	Directors and Executive Officers of Parent

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director is c/o Fortress Biotech, Inc., 2 Gansevoort Street, 9th Floor New York, NY 10014, telephone number (781) 652-4500. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Lindsay A. Rosenwald, M.D. Chairman, President and Chief Executive Officer	Member of the Board of Directors of Parent since October 2009 and as Chairman, President and Chief Executive Officer of Parent since December 2013. Since November 2014, he also has served as a member of the Board of Directors of Checkpoint Therapeutics, Inc., an immuno-oncology biopharmaceutical company, and, from November 2014 to August 2015, was the company’s Chief Executive Officer and President. Dr. Rosenwald is Co-Portfolio Manager and Partner of Opus Point Partners Management, LLC, an asset management firm in the life sciences industry, which he joined in 2009. Prior to that, from 2014-2016, Dr. Rosenwald served as Co-Chairman of the Board of Directors and Chief Executive Officer of Origo Acquisition Corporation (formerly known as CB Pharma Acquisition Corp.), a blank check company. From 1991 to 2008, he served as the Chairman of Paramount BioCapital, Inc. Over the last 23 years, Dr. Rosenwald has acted as a biotechnology entrepreneur and has been involved in the founding and recapitalization of numerous public and private biotechnology and life sciences companies. Dr. Rosenwald received his B.S. in finance from Pennsylvania State University and his M.D. from Temple University School of Medicine.

Lucy Lu, M.D. Vice President and Chief Financial Officer	Served as Parent’s Executive Vice President and Chief Financial Officer since February 22, 2012. Dr. Lu has over 10 years of experience in the healthcare industry. From February 2007 through January 2012, Dr. Lu was a senior biotechnology equity analyst with Citi Investment Research, which provides research and investment-management services. From 2004 until joining Citi, she was with First Albany Capital, serving as Vice President from April 2004 until becoming a Principal of the firm in February 2006. Dr. Lu holds an M.D. degree from the New York University School of Medicine and an M.B.A. from the Leonard N. Stern School of Business at New York University. Dr. Lu obtained a B.A. from the University of Tennessee’s College of Arts and Science.

George Avgerinos, Ph.D Senior Vice President, Biologics Operations	Served as Parent’s Senior Vice President, Biologics Operations since June 2013. Dr. Avgerinos joined us from AbbVie, Inc., a pharmaceutical company, where he was Vice President, HUMIRA® Manufacturing Sciences and External Partnerships. In his 22-year career at AbbVie, Inc., formerly Abbott Laboratories, formerly BASF Bioresearch Corporation (BASF), Dr. Avgerinos was responsible for many aspects of biologics development and operations. These included the HUMIRA®

Name and Position	Present Principal Occupation or Employment and Employment History
operations franchise, global biologics process and manufacturing sciences, biologics CMC, manufacturing operations, and third-party manufacturing. During his tenure, Dr. Avgerinos led and participated in the development of numerous clinical candidates which included the launch of HUMIRA®. He supported expansion of the supply chain to over $9 billion in annual global sales. Dr. Avgerinos’ efforts on HUMIRA® have been recognized with numerous awards, including the prestigious Abbott’s Chairman’s award in 2011. Dr. Avgerinos received a B.A. in Biophysics from the University of Connecticut and a Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology.

Michael S. Weiss Director and Executive Vice Chairman, Strategic Development	Member of the Board of Directors of Parent since December 2013 and as Executive Vice Chairman, Strategic Development since February 2014. Mr. Weiss served as Co-Vice Chairman of the Board from December 2013 until January 2014. Since March 2015, Mr. Weiss also has been Executive Chairman of the Board of Directors of Checkpoint Therapeutics, Inc., an immuno-oncology biopharmaceutical company, and, from August 2015 to October 2015, served as the company’s Interim Chief Executive Officer and President. Mr. Weiss is Co-Portfolio Manager and Partner of Opus Point Partners Management, LLC, an asset management firm in the life sciences industry, which he joined in 2009. He has also served as Executive Chairman, Interim Chief Executive Officer and President of TG Therapeutics, Inc., a biopharmaceutical company, since 2011. From 2014-2016, Mr. Weiss was the Co-Chairman of the Board of Directors of Origo Acquisition Corporation (formerly known as CB Pharma Acquisition Corp.), a blank check company. From 2002 to 2009, Mr. Weiss was the Chairman and Chief Executive Officer of Keryx Biopharmaceuticals, Inc., where he helped the company acquire and develop AuryxiaTM and establish its partnership with Japan Tobacco, Inc. and Torii Pharmaceutical Co., Ltd. Mr. Weiss served on the board of directors of National Holdings Corporation from 2011 to 2012. Mr. Weiss began his professional career as a lawyer with Cravath, Swaine & Moore LLP. He earned his J.D. from Columbia Law School and his B.S. in Finance from The University at Albany.

Eric K. Rowinsky, M.D. Co-Vice Chairman	Served as Co-Vice Chairman of the Board of Directors of Parent and a consultant to the Company since October 2010 and is responsible for overseeing the Company’s clinical development plan for acute myeloid leukemia and solid tumor malignancies. Dr. Rowinsky has served as the Executive Chairman of Rgenix, Inc. since November 2015. He served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until November 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. He also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and

Name and Position	Present Principal Occupation or Employment and Employment History
several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems, Inc., where he led the FDA approval of Erbitux® for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, he was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at the Johns Hopkins University School of Medicine. He was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib and temsirolimus among others. Dr. Rowinsky is currently an Adjunct Professor of Medicine at New York University School of Medicine and he sits on the boards of directors of Biogen Idec Inc., a publicly traded biopharmaceutical and life sciences company, Navidea Biopharmaceuticals, Inc., a publicly traded biopharmaceutical company, and BIND Therapeutics, Inc., a publicly traded clinical-stage nanomedicine platform company. Dr. Rowinsky received his M.D. from Vanderbilt University School of Medicine. He completed his residency in internal medicine at the University of California, San Diego and completed his fellowship in medical oncology at Johns Hopkins Oncology Center. Dr. Rowinsky received his B.A. from New York University.

Jimmie Harvey, Jr., M.D. Director	Served as a member of the Board of Directors of Parent since December 2008. In 1984, Dr. Harvey founded Birmingham Hematology and Oncology Associates, L.L.C. (now Alabama Oncology, L.L.C.), a private medical company located in Birmingham, Alabama. Dr. Harvey has experience in clinical trial execution and management and has recently been a principal investigator in two trials, one investigating a novel monoclonal antibody and the other investigating a small molecule used to treat immunologic malignancies. Dr. Harvey holds a B.A. in chemistry from Emory University and received his M.D. from Emory University School of Medicine. Dr. Harvey completed his medical oncology training at the Vincent T. Lombardi Cancer Center at Georgetown University.

Malcolm Hoenlein Director	Served as a member of the Board of Directors of Parent since February 2014. Since 1986, Mr. Hoenlein has served as Chief Executive Officer and Executive Vice Chairman of the Conference of Presidents of Major American Jewish Organizations, the coordinating body on international and national concerns for 51 national American Jewish organizations. Previously, he served as the founding Executive Director of the Jewish Community Relations Council of Greater New York. Prior to that, he was the founding Executive Director of the Greater New York

Name and Position	Present Principal Occupation or Employment and Employment History
Conference on Soviet Jewry. A National Defense Fellow at the Near East Center of the University of Pennsylvania, Mr. Hoenlein taught International Relations in the Political Science Department and served as a Middle East specialist at the Foreign Policy Research Institute. In addition, he served on the editorial staff of ORBIS, the Journal of International Affairs. He serves currently as a director of LabStyle Innovations Corp., a publicly traded mobile health company. He previously served as a director for Eco-Fusion, Powermat USA, and WellSense Technologies LLC. Mr. Hoenlein has a B.A. in Political Science from Temple University and an M.A. in International Relations from the University of Pennsylvania, as well as an Hon. LL.D. from Touro College and an Hon. D.H.L. from Yeshiva University.

Dov Klein Director	Served as a member of the Board of Directors of Parent since July 2015. Since January 2016, Mr. Klein has been an audit partner at Marks Paneth LLP, a certified public accountant. Prior to that Mr. Klein was an audit partner at RSSM CPA LLP, a certified public accountant and strategic advisor firm, which he joined in 2001. His practice focuses on audits and reviews and compilation of financial statements for clients in various industries. Mr. Klein also consults on matters in litigation and conducts financial due diligence in mergers and acquisitions as well as business planning for growing businesses. Mr. Klein has been a certified public accountant since 1978 and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Klein received his BSc in Accounting from Brooklyn College, City University of New York.

J. Jay Lobell Director	Served as a member of the Board of Directors of Parent since June 2006. Mr. Lobell is President of GMF Capital, LLC, an investment company, which he joined in January 2016, and is president and serves on the board of directors of Meridian Capital Group, LLC, a commercial real estate mortgage company, which he joined as a senior officer in January 2010. Mr. Lobell was also a founder of Beech Street Capital, LLC, a real estate lending company, serving as its Vice Chairman from December 2009 until the company’s sale to Capital One Financial Corporation in November 2013. From January 2005 to December 2009, Mr. Lobell served as President and Chief Operating Officer of Paramount Biosciences, LLC, or PBS, a private biotechnology investment and development company. In that capacity, he had substantial responsibility for the assembly and oversight of companies PBS founded and incubated, including the Company and Asphelia Pharmaceuticals, Inc. Mr. Lobell currently serves on the board of directors of Sava Senior Care and Tender Touch Rehabilitation Services, both private companies. He previously served on the board of directors of NovaDel Pharma Inc., Innovive Pharmaceuticals, Inc., and Chem Rx Corporation (a private company). Mr. Lobell was a partner in the law firm Covington & Burling LLP from October 1996 through January 2005, where he advised companies and individuals as a member of the firm’s securities litigation and white collar defense practice group. Mr. Lobell received his B.A. (summa cum laude, Phi Beta Kappa) from the City University of New York and his J.D. from Yale Law School, where he was senior editor of the Yale Law Journal.

2.	Directors and Executive Officers of Acquisition Sub

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below.

Name and Position	Present Principal Occupation or Employment and Employment History
Lindsay A. Rosenwald, M.D. Sole Director, President and Chief Executive Officer	See response for Parent.

Robyn Hunter Treasurer and Secretary	Ms. Hunter serves as the Vice President and Corporate Controller of Parent and has served in this capacity since August 2011 to the present. From January 2006 to May 2011, Ms. Hunter served as Senior Vice President and Chief Financial Officer of Schochet Associates. From August 2004 to January 2006, Ms. Hunter served as the Corporate Controller for Indevus Pharmaceuticals. From 1990 to 2004, Ms. Hunter held several positions from Accounting Manager to Vice President and Treasurer of The Stackpole Corporation. Ms. Hunter holds a Bachelor of Arts degree in Economics from Union College in Schenectady New York.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By First Class Mail:

Computershare Trust Company, N.A.

Computershare Trust Company, N.A. Voluntary Corporate Actions

P.O. Box 43011, Providence, RI 02940-3011

By Overnight Courier:

Computershare Trust Company, N.A.

Voluntary Corporate Actions, 250 Royall Street, Suite V, Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 629-6355

Email: info@okapipartners.com